UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

MI Developments Inc.

(Name of Issuer)

Class B Voting Shares

(Title of Class of Securities)

55304X 20 3

(CUSIP Number)

Kenneth G. Alberstadt Akerman Senterfitt LLP 335 Madison Avenue, Suite 2600 New York, NY 10017 (212) 880-3817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 55304X 20 3		Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): STRONACH TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 363,414
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 363,414
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 363,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3		Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 445327 ONTARIO LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC/BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ONTARIO, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 363,414
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 363,414
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 363,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 55304X 20 3		Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): FRANK STRONACH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: AUSTRIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 363,414
	8	SHARED VOTING POWER: 20,000
	9	SOLE DISPOSITIVE POWER: 363,414
	10	SHARED DISPOSITIVE POWER: 20,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 383,414
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

SCHEDULE 13D/A

CUSIP No. 55304X 20 3	Page 5 of 10 Pages

This Amendment No. 20 to Schedule 13D amends the Statement on Schedule 13D (the “Statement”) filed by Frank Stronach (“Mr. Stronach”), on September 8, 2003, as previously amended, with respect to the Class B Voting Shares (“Class B Shares”) of MI Developments Inc., an Ontario, Canada corporation (the “Company”). This Amendment No. 20 is being filed to report the execution and delivery of certain agreements related to the proposed reorganization of the Company previously reported in Amendment No. 18 to the Statement (the “Reorganization”).

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the Class B Shares. The principal executive offices of the Company are located at 455 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 7A9.

Item 2. Identity and Background.

This Statement is being filed by Mr. Stronach, the Stronach Trust, 445327 Ontario Limited (“445” and, together with Mr. Stronach and the Stronach Trust, the “Reporting Persons”). The information set forth on Schedule A is hereby incorporated by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 herein is hereby incorporated by reference.

Item 4. Purpose of the Transaction.

Item 4 is amended by adding the following:

In furtherance of the proposed Reorganization, on January 31, 2011, 445 and the Stronach Trust entered into an Arrangement Agreement with the Company (the “Arrangement Agreement”) in which (i) the parties agreed to (a) proceed with an arrangement under the provisions of Section 182 of the Ontario Business Corporation Act (the “Arrangement”) on the terms and subject to the conditions of the plan of arrangement attached to the Arrangement Agreement (the “Plan of Arrangement”), (b) complete certain reorganization steps prior to the effective date of the Arrangement (the “Effective Date”), including, among other things, the sale by MI Developments (America) Inc. to a corporation owned for the benefit of the Stronach family of the property in Frenchman’s Creek, Florida referred to as Rhone Circle, the transfer by 1239953 Ontario Inc. to 2272804 Ontario Inc., a wholly-owned subsidiary of 445 Newco (as defined below) (“445 Subco”), of certain properties in Milton, Ontario (the “Milton Properties”) in exchange for the assumption of related liabilities and a non-interest bearing promissory note from 445 Subco in the principal amount of the fair market value of the Milton Properties (less the fair market value of the liabilities assumed) (the “445 Subco Note 1”), the transfer by 445 to 2272769 Ontario Inc., a wholly-owned subsidiary of 445 (“445 Newco”), of all of the Class B Shares beneficially owned by 445 (the “Purchased Shares”), the transfer by the Company to a wholly-owned subsidiary of the Company (“New Canco”) of the equity interests of companies holding certain real property assets and the transfer by the Company to a wholly-owned subsidiary of the Company (“New Canco Racing Sub”) of the equity of MI Developments US Holdings Inc. (“Raceco”) and (c) cooperate with each other in connection with certain aspects of the proposed Reorganization; (ii) the Company agreed to take certain steps in order to implement the Arrangement and other aspects of the Reorganization, including, among other things, (a) applying for and obtaining all required consents and approvals (including an interim order of the Superior Court of Justice (Ontario) which would provide that the requisite shareholder approval for the Arrangement would be (I) 66 2/3% of the votes cast by the holders of Class B Shares and Class A Shares, voting together as one class, (II) 66 2/3% of the votes cast by holders of Class B Shares, voting separately as a class, (III) a majority of the votes cast by minority Class A shareholders, and (IV) a majority of the votes cast by minority Class B shareholders), (b) preparing the management information circular/proxy statement to be distributed to shareholders of the Company in connection with the special meeting of the shareholders to be held for the purpose of considering the Arrangement (the “Meeting”), (c) convening and holding the Meeting and (d) using commercially reasonable efforts to solicit proxies with respect to the Meeting; and (iii) 445 agreed to vote or cause its shares to be voted at the Meeting in favor of the Arrangement and agreed to execute and deliver or cause to be executed and delivered a proxy in connection therewith.

Prior to the termination of the Arrangement Agreement in accordance with its terms or the Effective Date (the “Interim Period”), the Transferred Assets (as defined below) are required to be operated separate from the real estate business of the Company, and the Company is required to (i) contribute to or withdraw from the Transferred Assets cash such that the Transferred Assets would include on January 1, 2011 $20 million of adjusted working capital and (ii) contribute to the business of the Transferred Assets an amount equal to (a) $3.8 million per month for the period from February 1, 2011 to the Effective Date plus (b) $2.5 million for January 2011. In addition, during the Interim Period the Company is not permitted to purchase any gaming or horseracing assets which are unrelated to the Transferred Assets or take certain action with respect to Raceco or its subsidiaries outside the ordinary course of business.

The principal closing conditions under the Arrangement Agreement include receipt of required shareholder approvals, receipt of court approvals, there being no material adverse change in the affairs of the Company and implementation of the Reorganization by June 30, 2011. The Company is required to reimburse 445 and the Stronach Trust for up to $1 million of legal and advisory fees incurred in connection with the transactions contemplated by the Arrangement Agreement.

The Plan of Arrangement incorporated into the Arrangement Agreement contemplates that commencing on the Effective Date the following

SCHEDULE 13D/A

CUSIP No. 55304X 20 3	Page 6 of 10 Pages

events would occur in the following order: (i) a dividend would become payable to each common share of the Company, (ii) the Company would purchase each Class B Share (other than the Purchased Shares and shares held by dissenting shareholders) for consideration consisting of 1.2 Class A Shares, and the Class B Shares so purchased would be cancelled, (iii) the Class B Shares held by dissenting shareholders would be deemed to have been transferred to the Company and would be cancelled, and the dissenting shareholders would cease to be holders of any Class B Shares or have any rights with respect thereto other than the right to be paid fair value for such shares, (iv) the authorized number of Class B Shares would be increased to 181,707,000, the rights and conditions of the Class B Shares would be changed such that each Class B Share’s participation in dividends and on liquidation would be 1/500th of that of a Class A Share and the voting rights of the Class B Shares would be changed from 500 votes per share to one vote per share, (v) the issued and outstanding Class B Shares (being the Purchased Shares) would be subdivided on a 500-for-1 basis into 181,707,000 Class B Shares (the “New Purchased Shares”), (vi) the Transfer Agreement (as defined below) would become effective and the Company would transfer the Transferred Assets to 445 Subco in consideration for Class A Preference Shares of 445 Subco (the “445 Subco Preference Shares”) and the assumption of certain liabilities, (vii) 445 Subco would redeem the 445 Subco Preference Shares from the Company in exchange for a non-interest bearing promissory note in the principal amount of the redemption price for the 445 Subco Preference Shares (“445 Subco Note 2” and, together with Subco Note 1, the “Subco Notes”)), (viii) the Company would purchase for cancellation the New Purchased Shares in exchange for a non-interest bearing demand promissory note with a principal amount equal to the fair market value of the New Purchased Shares (the “Company Note”) and the New Purchased Shares would be cancelled, (ix) the winding up of 445 Subco would be commenced and the Transferred Assets and 445 Subco’s rights and liabilities under the 445 Subco Notes and the Transfer Agreement would be transferred to and assumed by 445 Newco, (x) the Company Note and the 445 Subco Notes would be set off against each other in full satisfaction of the respective obligations under such notes and they will be deemed cancelled, (xi) the Company and its incumbent and former directors and officers would be released from any and all claims which the Company or its shareholders, as applicable ever had up to the Effective Date and (xii) the Articles of the Company would be amended such that following such amendment the Company would only have one class of common shares outstanding.

The Arrangement Agreement contemplates that on the Effective Date the Company would enter into a Forbearance Agreement (the “Forbearance Agreement”) which would prohibit the Company and its affiliates thereafter from (i) entering the horseracing or gaming business; (ii) making any debt or equity investment in, or otherwise give financial assistance to, any entity primarily engaged in the horseracing or gaming business (a “Racing Entity”); or (iii) entering into any transactions with, or provide any services or personnel to, a Racing Entity. The Company would, however, be permitted to provide transitional services to the business of the Transferred Assets for a commercially reasonable transition period.

The Arrangement Agreement contemplates that on the Effective Date the Company would enter into the Transfer Agreement with 445 Newco, 445 Subco, 445 and the Stronach Trust (the “Transfer Agreement”) under which 445 Subco would (i) acquire the following (the “Transferred Assets”) (a) all of the outstanding shares of New Canco, the subsidiaries of which own certain real estate development property assets and certain Ontario real estate development assets owned directly by the Company (the “Purchased Ontario Real Properties”), all of which real estate development properties constitute substantially all of the properties owned by the Company as described under “Real Estate Business - Development Properties” in note 6(a) of the notes to the amended and restated interim consolidated financial statements of the Company for the period ended September 30, 2010, (b) all of the outstanding shares of New Canco Racing Sub, the subsidiaries of which own the Company’s horseracing and gaming business, including: Santa Anita Park; Golden Gate Fields; the Company’s joint venture interests in Maryland Jockey Club’s real estate and racing assets (Pimlico Race Course, Laurel Park and the Bowie training facility); Gulfstream Park and MID’s joint venture interest in the associated retail development; Portland Meadows; horseracing technology assets including Xpressbet® and AmTote; and (c) any amounts owing to the Company or its subsidiaries (excluding Raceco or its subsidiaries) by Raceco or its subsidiaries, including the receivables owing to the Company by MI Developments US Financing Inc. and MI Developments Investments Inc. in the aggregate amount of approximately $38,000,000, (ii) assume the obligations relating to the Purchased Ontario Real Properties excluding any liabilities of the Company for income taxes in respect of the disposition of the Purchased Ontario Real Properties pursuant to the Transfer Agreement, and certain liabilities of the Company to pay costs, expenses and fees under the Arrangement Agreement; and (iii) have a right of first refusal with respect to certain of the Company’s property in Aurora, Ontario on Magna Drive and in Oberwaltersdorf, Austria.

In connection with the Arrangement Agreement, effective upon closing, the applicable Initiating Shareholders will dismiss without costs the litigation against the Company and certain related parties filed with the Ontario Superior Court of Justice and the Initiating Shareholders, 445 and the Company will provide mutual releases, including to the directors and officers of the Company.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D/A

CUSIP No. 55304X 20 3	Page 7 of 10 Pages

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons may be deemed to beneficially own Class A Shares as follows:

•

Mr. Stronach does not hold any Class A Shares directly. Mr. Stronach may be deemed to beneficially own 363,414 Class A Shares issuable upon conversion of Class B Shares held by 445327; 50,000 Class A Shares held by Fair Enterprise; and 20,000 Class A Shares issuable upon conversion of Class B Shares by Fair Enterprise, representing approximately 0.9% of the Class A Shares in the aggregate.

•

The Stronach Trust does not hold any Class A Shares directly. The Stronach Trust and 445327 may each be deemed to beneficially own 363,414 Class A Shares issuable upon conversion of Class B Shares held by 445327, representing approximately 0.8% of the Class A Shares.

The Reporting Persons may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of Class A Shares beneficially owned by Bergenie, Fair Enterprise and each Reporting Person. The filing of this amendment shall not be construed as an admission that such a group exists or that any Reporting Person beneficially owns any Class A Shares that are held or beneficially owned by any other Reporting Person or by Fair Enterprise or Bergenie. Without limitation of the foregoing, each Reporting Person disclaims beneficial ownership of Class A Shares held by any other person or entity for purposes other than U.S. securities law purposes.

Each of the following shareholders, by entering into or agreeing to be bound by the terms of the Agreement Regarding Arrangement and the Support Agreement (as such terms are defined below) except as noted below, may be deemed to have formed a group with the Reporting Persons with respect to the acquisition, holding, voting and disposition of Class A Shares owned by such shareholder. The filing of this amendment shall not be construed as an admission that any such group exists. Without limitation of the foregoing, each Reporting Person disclaims beneficial ownership of such Class A Shares for purposes other than U.S. securities law purposes. Assuming the beneficial ownership of such Class A Shares, the group formed by the Reporting Persons and each such shareholder would be the beneficial owner of the number of Class A Shares reported herein plus the number set forth below.

Shareholder	Class A Shares Held by Shareholder	Beneficial Ownership Percentage of Shareholder
Mackenzie Financial Corporation	6,877,840	14.73%
Hotchkis and Wiley Capital Management, LLC	3,070,700	6.57%
Donald Smith & Co., Inc.	2,788,623	5.97%
North Run Master Fund, LP	2,365,800	5.07%
Franklin Templeton Investments Corp. as manager and trustee of Bissett Small Cap Fund	1,774,600	3.80%
Owl Creek Asset Management L.P.	1,672,800	3.58%
Tyndall Capital Partners LP	793,182	1.70%
Farallon Capital (AM) Investors L.P.	970,671	2.08%
Farallon Capital Investors II, L.P.	549,840	1.18%
Berg & Berg Enterprises, LLC	500,000	1.07%
Farallon Capital Partners, L.P.	483,630	1.04%
Farallon Capital Institutional Partners, L.P.	375,575	0.80%
The Mangrove Partners Fund, LP	141,045	0.30%
Carl E. Berg	100,500	0.22%
DLF Trust #1	65,000	0.14%
Farallon Capital Institutional Partners II, L.P.	39,400	0.08%
John Moran	38,500	0.08%
Octagon Insurance Group Ltd.	27,000	0.06%
Blake Ashdown	22,500	0.05%
Theresa Foote	20,000	0.04%
Brad Shingleton	17,000	0.04%
CFG Trust #1	15,000	0.03%
Dennis S. Moran	10,000	0.02%
Inky Investments	7,000	0.01%
Michael Knapp*	3,500	0.01%
FCF Family Investments, LLC.	2,850	0.01%

*	shareholder has entered into the Support Agreement but has not entered into or otherwise agreed to be bound by the terms of the Agreement Regarding Arrangement

Each of the following shareholders, by entering into the Supplemental Support Agreement (as defined below), may be deemed to have formed a group with the Reporting Persons with respect to the acquisition, holding, voting and disposition of Class B Shares owned by such shareholder. The filing of this amendment shall not be construed as an admission that any such group exists. Without limitation of the foregoing, each Reporting Person disclaims beneficial ownership of such Class B Shares for purposes other than U.S. securities law purposes. Assuming the beneficial ownership of such Class B Shares, the group formed by the Reporting Persons and each such shareholder would be the beneficial owner of the number of Class B Shares reported herein plus the number set forth below.

Shareholder	Class B Shares Held by Shareholder	Beneficial Ownership Percentage of Shareholder
MIC Trust	56,048	0.12%

Magna International Inc.	45,870	12.10%

Magna Deferred Profit Sharing Plan (Canada)	55,797	0.12%

(b)	Mr. Stronach, Bergenie and Fair Enterprise may be deemed to share voting and dispositive power over the Class B Shares held by Fair Enterprise. Each other Reporting Person may be deemed to have sole voting and dispositive power over the Class B Shares beneficially owned by such Reporting Person.

SCHEDULE 13D/A

CUSIP No. 55304X 20 3	Page 8 of 10 Pages

(c)	There have been no transactions in the Company’s shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by the persons listed in Schedule A during the past sixty days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Shares reflected on the cover pages to this Statement.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The information set forth in Item 4 herein is hereby incorporated by reference.

On January 31, 2011, certain shareholders of the Company (the “Initiating Shareholders”) entered into an Agreement Regarding Arrangement with the Company, 445 and the Stronach Trust (the “Agreement Regarding Arrangement”) in which (i) each of the Initiating Shareholders (a) acknowledged and agreed that the Arrangement Agreement, the Plan of Arrangement, the Transfer Agreement and the Agreement Regarding Arrangement reflect the terms contemplated in Schedule B to the Support Agreement, dated December 22, 2010 (the “Support Agreement”), among the Initiating Shareholders, the Company and 445 and (b) agreed not to at any time before 180 days after the effective time of the Arrangement (the “Effective Time”) enter into any agreement or arrangement with any other shareholder of the Company relating to the manner in which it will exercise or not exercise its voting rights with respect to the shares of the Company unless entered into in response to an event, action or matter arising after the Effective Time and not contemplated or anticipated by the Initiating Shareholders before the Effective Time, (ii) the Company agreed to reimburse the Initiating Shareholders for (a) reasonable legal and advisory fees incurred in connection with the Arrangement and (b) reasonable legal and advisory fees paid prior to the date of the Support Agreement in connection with their investment in the Company up to an aggregate maximum $1,000,000 for all Initiating Shareholders for all such fees, (iii) the Company agreed to comply with certain obligations under the Arrangement Agreement to implement the Arrangement and not to take certain actions (including terminating the Arrangement Agreement) without the written consent of the Initiating Shareholders, (iv) 445 and the Stronach Trust agreed to comply with certain obligations under the Arrangement Agreement, (v) the parties agreed that (a) 445’s voting of its Class B Shares on the resolution for the election of the persons nominated by the Initiating Shareholders to be directors of the Company would be governed by the Agreement Regarding Arrangement and not by Section 3(b) of the Schedule B to the Support Agreement and (b) 445 may vote its Class B Shares for the election of the persons so nominated, by a separate resolution from the resolution to approve the Plan of Arrangement, upon the completion of the transactions contemplated by the Arrangement Agreement provided that 445 does not nominate or vote for the election of any other persons to become directors of the Company.

On January 31, 2011, MIC Trust, and the Magna International Inc. on behalf of and Magna Deferred Profit Sharing Plan (Canada) (the “Supporting Shareholders”), entered into a Support Agreement (the “Supplemental Support Agreement”) with 445 in which (i) the Supporting Shareholders agreed to (a) vote (or cause to be voted) the Class A Shares and Class B Shares (the “Shares”) owned or controlled by such Supporting Shareholder in favor of a plan of arrangement or other form of transaction (the “Transaction”) as provided in the Supplemental Support Agreement, (b) not sell or otherwise transfer any Shares or take any other action that would prevent it from carrying out its obligations under the Supplemental Support Agreement (except sales or transfers of Shares in which the transferee agrees to be bound by the terms and executes a counterpart of the Supplemental Support Agreement) and (c) execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction; and (ii) 445 agreed to vote (or cause to be voted) all Shares owned or controlled by it in favor of the Transaction and agreed to execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction.

Each Supporting Shareholder has the right to terminate its obligations under the Supplemental Support Agreement upon notice to the Company if (i) the terms of the Transaction are changed from those set forth in the Supplemental Support Agreement in a manner that is adverse to that Supporting Shareholder or to all Initiating Shareholders and Supporting Shareholders in a material respect, (ii) the Supporting Shareholder, acting reasonably, determines that the definitive documents do not reflect the terms contemplated by the Supplemental Support Agreement in a manner that is materially adverse to the Supporting Shareholder, (iii) the definitive documentation relating to the Transaction has not been executed by January 31, 2011 or the Transaction has not been implemented by June 30, 2011, (iv) the meeting of shareholders of the Company to approve the Transaction has occurred, (iv) the Supplemental Support Agreement has not been signed on or before January 31, 2011 by holders of the Class B Shares constituting a “majority of the minority” of the Class B Shares for purposes of National Instrument 61-101 or (v) less than 30% of all outstanding Class A Shares remain subject to the Supplemental Support Agreement or the Support Agreement.

SCHEDULE 13D/A

CUSIP No. 55304X 20 3	Page 9 of 10 Pages

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Arrangement Agreement

Exhibit C	Agreement Regarding Arrangement

Exhibit D	Supplemental Support Agreement

SCHEDULE 13D/A

CUSIP No. 55304X 20 3	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2011

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Authorized Signing Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Trustees of the Stronach Trust

The following table sets forth the name, business address and present principal occupation of each trustee of the Stronach Trust. Except as set out below, each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Frank Stronach (citizen of Austria)	Partner, Stronach & Co. (Consultant)	in care of Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria

Belinda Stronach	President of 445327 Ontario Limited	445327 Ontario Limited The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Andrew Stronach	President of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Executive Officers and Directors of 445327 Ontario Limited

The following table sets forth the name, business address and present principal occupation of each director and executive officer of 445327 Ontario Limited. Each individual listed below is a citizen of Canada.

Name	Principal Occupation	Business Address
Belinda Stronach	President of 445327 Ontario Limited	445327 Ontario Limited The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

Elfriede Stronach	Secretary and Treasurer of The Alpen House ULC	The Alpen House ULC 14875 Bayview Avenue RR#2 Aurora, Ontario, Canada L4G 3C8

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts, and any further amendments related thereto, and hereby affirm that such Statement on Schedule 13D/A and any such further amendments are being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 2, 2011

/s/ Frank Stronach
Frank Stronach

STRONACH TRUST

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Trustee

445327 ONTARIO LIMITED

By:	/s/ Frank Stronach
	Name:	Frank Stronach
	Title:	Authorized Signing Officer

Exhibit B

Execution Version

MI DEVELOPMENTS INC.

- and -

445327 ONTARIO LIMITED

- and -

THE STRONACH TRUST

ARRANGEMENT AGREEMENT

January 31, 2011

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Definitions	2
1.2	Construction	9
1.3	Currency	10
1.4	The Trust	10
1.5	Schedules	10

ARTICLE 2
THE TRANSACTIONS

2.1	The Arrangement	10
2.2	Implementation Steps	10
2.3	Interim Order	11
2.4	Circular and Meeting	11
2.5	Preparation of Filings	12
2.6	Board Approval	13
2.7	Fiduciary Duties	13
2.8	Closing	14

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of MID	14
3.2	Representations and Warranties of 445 and the Trust	16
3.3	Survival of Representations and Warranties	17

ARTICLE 4
COVENANTS

4.1	Covenants of MID	17
4.2	Covenants of 445 and the Trust	20
4.3	Implementation	21
4.4	Special Dividend	21

ARTICLE 5
CLOSING CONDITIONS

5.1	Mutual Conditions	22
5.2	Conditions in Favour of MID	23
5.3	Conditions in Favour of 445 and the Trust	23

ARTICLE 6
TERMINATION

6.1	Termination	24
6.2	Remedies	25

- i -

6.3	Expenses	25

ARTICLE 7
MISCELLANEOUS

7.1	Amendment	26
7.2	Waiver	26
7.3	Notices	26
7.4	Severability	28
7.5	Entire Agreement	28
7.6	Assignment	28
7.7	Governing Law	28
7.8	Specific Performance	28
7.9	Contra Proferentum	29
7.10	Further Assurances	29
7.11	No Third Party Beneficiaries	29
7.12	Time of Essence	29
7.13	Counterparts	29

	SCHEDULE A Plan of Arrangement

	SCHEDULE B Pre-Arrangement Reorganization

	SCHEDULE C Transfer Agreement

	SCHEDULE D Forbearance Agreement

	SCHEDULE E Adjusted Working Capital

- ii -

ARRANGEMENT AGREEMENT

THIS AGREEMENT made the 31st day of January, 2011.

B E T W E E N:

MI DEVELOPMENTS INC.,

a corporation existing under the laws

of the Province of Ontario

(hereinafter referred to as “MID”),

- and -

445327 ONTARIO LIMITED,

a corporation existing under the laws of the

Province of Ontario

(hereinafter referred to as “445”),

- and -

THE STRONACH TRUST,

a trust existing under the laws of the Province of Ontario

(hereinafter referred to as the “Trust”).

WHEREAS the Board has received a reorganization proposal from the Initiating Shareholders representing in excess of 50% of the Class A Shares and supported by 445, MID’s controlling shareholder which is controlled by the Trust, providing for, among other things, the elimination of MID’s dual class share structure pursuant to a plan of arrangement under section 182 of the Business Corporations Act (Ontario);

AND WHEREAS, the Board has established the Special Committee for the purposes of, among other things, reviewing and analyzing such reorganization proposal and to report and make recommendations to the Board in respect thereof;

AND WHEREAS, after receiving financial and legal advice and following the receipt of the report and recommendations of the Special Committee, the Board has determined that it would be in the best interests of MID for MID to enter into this Agreement, to submit the Arrangement Resolution to the Shareholders for their consideration at the Meeting and to recommend that Shareholders vote in favour of the Arrangement Resolution, on the terms and subject to the conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants, agreements, representations and warranties of the Parties hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations shall have the corresponding meanings:

“445 Newco” means a wholly-owned Subsidiary of 445 which will own all of the Purchased Shares immediately before the Effective Time;

“445 Subco” means a wholly-owned Subsidiary of 445 Newco which will acquire the Transferred Assets pursuant to the Transfer Agreement;

“445 Subco Business Assets” means an amount equal to the aggregate net fair market value of the business assets (determined on a consolidated look through basis and in accordance with the CRA Policies) of 445 Subco immediately following the transfer of the Transferred Assets to 445 Subco pursuant to Section 3.1(e) of the Plan of Arrangement;

“445 Subco Cash Assets” means an amount equal to the aggregate net fair market value of the cash and near-cash assets (determined on a consolidated look through basis and in accordance with the CRA Policies) of 445 Subco immediately following the transfer of the Transferred Assets to 445 Subco pursuant to Section 3.1(e) of the Plan of Arrangement;

“Adjusted Working Capital” has the meaning ascribed in the Support Agreement calculated in a manner consistent with the draft statement of adjusted working capital of the Transferred Assets as of January 1, 2011 attached as Schedule E, as determined in accordance with Section 4.1(f);

“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions;

“Agreement” means this agreement, including the Schedules hereto, and all amendments or restatements as permitted hereunder;

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactments, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto as of the Effective Time;

“Arrangement” has the meaning set out in Section 2.1;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered by the Shareholders at the Meeting;

“Articles of Arrangement” means the articles of arrangement of MID in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Assumed Liabilities” means the liabilities of MID to be assumed by 445 Subco pursuant to the Transfer Agreement;

“Board” means the board of directors of MID;

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a statutory holiday in Toronto, Ontario;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Circular” means the management information circular/proxy statement to be delivered to holders of Class A Shares and Class B Shares in connection with the Meeting, including all schedules and exhibits thereto and any amendments or supplements thereto;

“Class A Share” means a Class A Subordinate Voting Share in the capital of MID;

“Class B Share” means a Class B Share in the capital of MID;

“Consent Application” has the meaning set out in Section 2.5(c);

“Consents” has the meaning set out in the Transfer Agreement;

“Court” means the Superior Court of Justice (Ontario);

“Court Orders” means, collectively, the Interim Order and the Final Order;

“CRA Policies” means the policies of the Canada Revenue Agency that would be applied by it for the purpose of determining whether the direct or indirect transfer of property by MID to 445 Newco as contemplated herein complies with the definition of “distribution” in subsection 55(1) of the ITA;

“Development Properties” has the meaning set out in the Transfer Agreement;

“Development Property Companies” has the meaning set out in the Transfer Agreement;

“Director” means the Director appointed under section 278 of the OBCA;

“Draft Funding Statement” has the meaning set out in Section 4.1(e);

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time), or such other time as may be specified in writing by MID with the consent of 445, on the Effective Date;

“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, security interest of any nature, adverse claim, easement, right of occupation, any matter capable of registration against title, right of pre-emption, privilege or any contract to create any of the foregoing;

“Excess Funding” has the meaning set out in Section 4.1(d);

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Forbearance Agreement” means the forbearance agreement between MID and any wholly-owned Subsidiary of MID substantially in the form attached as Schedule D;

“Funding Amount” means the aggregate amount of all cash that MID or its Subsidiaries (other than Raceco and its Subsidiaries) have contributed to, or expended in connection with, the Transferred Assets from January 1, 2011 to the Effective Date as determined in accordance with Section 4.1(e), excluding, for greater certainty, (i) any amounts in respect of shared employees or general and administrative expenses, and (ii) amounts expended by MID or its Subsidiaries (other than Raceco and its Subsidiaries) as contemplated by Section 6.3;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange, including the TSX and the NYSE, (iii) subdivision, agent, commission, board or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Initiating Shareholders” means Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners, II, L.P., Farallon Capital Offshore Investors II, L.P., Farallon Capital Offshore Investors III, Inc., Hotchkis and Wiley Capital Management, LLC, Tyndall Capital Partners, Franklin Templeton Investments Corp. as manager and trustee of Bissett Small Cap Fund, Owl Creek Asset Management L.P., Mackenzie Financial Corporation, The Mangrove Partners Fund, LP, Donald Smith & Co., Inc., John Moran, Inky Investments, CFG Trust #1, DLF Trust #1, FCF Family Investments, Octagon Insurance Group Ltd., Dennis S. Moran, Michael Knapp, Blake Ashdown IRA, Berg & Berg Enterprises, LLC, Carl E. Berg, Brad Shingleton Trust, Theresa Foote Pledge Account and North Run Master Fund, LP;

“Interested Class A Shareholders” means (i) 445, (ii) the Trust, (iii) any trustee or beneficiary of the Trust, (iv) Frank Stronach; (v) Fair Enterprise Limited (vi) any Affiliates of any of the foregoing; and (vii) any other holder of Class A Shares whose votes are to be excluded for the purposes of “minority approval” (as defined in MI 61-101) of the holders of Class A Shares;

“Interested Class B Shareholders” means (i) 445, (ii) the Trust, (iii) any trustee or beneficiary of the Trust, (iv) Frank Stronach; (v) Fair Enterprise Limited (vi) any Affiliates of any of the foregoing; and (vii) any other holder of Class B Shares whose votes are to be excluded for the purpose of “minority approval” (as defined in MI 61-101) of the holders of Class B Shares;

“Interim Order” means the interim order of the Court as contemplated by Section 2.3, as the same may be amended by the Court, containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting;

“ITA” means the Income Tax Act (Canada);

“Lone Star Receivable” means the entitlement of Raceco or its Subsidiary under the Reorganization Plan under Title 1 of Chapter 11 of the United States. Bankruptcy Code to receive a distribution from MEC of the net sale proceeds of any sale of the Lone Star property in Texas;

“Material Adverse Change” means any change, effect, condition, development, event, occurrence or set of facts or circumstances that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (whether absolute, accrued, contingent or otherwise), capitalization, condition (financial or otherwise), operations, results of operations, claims, rights or privileges (whether contractual or otherwise) of the MID Group, other than any change, effect, condition, development, event, occurrence or set of facts or circumstances:

(a)	relating to general economic or political conditions or securities markets in general or to fluctuations in currency rates;

(b)	affecting the real estate, horseracing or gaming industries in general;

(c)	relating to any act of terrorism or any outbreak of hostilities or war or declaration of a national emergency or national disaster;

(d)	relating to the announcement or execution of this Agreement;

(e)	relating to any action or inaction taken by MID in accordance with the terms of this Agreement;

(f)	relating to a change in the market trading price of shares of MID resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Change under clause (a), (b), (c), (d), (e) or (g) hereof;

(g)	relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against that person or any of its Subsidiaries) or any generally applicable change in accounting principles, as applicable; or

(h)	any write downs of assets for accounting purposes,

provided, however, that such effect referred to in clause (a), (b), (c), (d), (e) or (g) above does not primarily relate only to (or have the effect of primarily relating only to) the MID Group or disproportionately adversely affect the MID Group compared to other companies of similar size operating in the industries in which the MID Group operates;

“material fact” has the meaning ascribed thereto under the Securities Act (Ontario);

“Meadows Holdback Receivable” means any entitlement of MID or a Subsidiary thereof to receive all or any portion of the holdback made by the purchaser of the Meadows racetrack property from the purchase price therefor on the purchase of that property by it in 2007;

“MEC” means Reorganized Magna Entertainment Corp (formerly Magna Entertainment Corp.), a corporation existing under the laws of Delaware;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the terms of this Agreement and the Interim Order, to consider and if deemed advisable, to approve, the Arrangement Resolution;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“MID Group” means MID and its Subsidiaries, taken as a whole;

“Milton Properties” means the vacant land adjacent to 365 Market Drive, Milton. PIN: 24975-0115, Part Lot 2, Conc. 2, Esquesing (Karamax West), beneficially owned by 1239953 Ontario Inc., a wholly owned subsidiary of MID;

“NYSE” means the New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario);

“Outside Date” means June 30, 2011 or such other date as may be mutually agreed from time to time by the Parties, provided, however, that if the closing of the Arrangement is delayed by (a) an injunction or order made by a Governmental Entity, or (b) an appeal of the Final Order or the Final Order not having yet been obtained, then, provided that such injunction or order is being contested or appealed or the Final Order is being actively sought, as applicable, the Outside Date shall be extended until the earlier of (i) 60 days following such date and (ii) the fifth Business Day following the date on which such injunction or order ceases to be in effect or the Final Order is upheld on appeal or obtained, as applicable;

“Outstanding Option” has the meaning set out in Section 3.1(e);

“Party” means a signatory to this Agreement;

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form attached as Schedule A, subject to any amendments or variations thereto made in accordance with the terms of this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Pre-Arrangement Reorganization” means the reorganization transactions set forth in Schedule B or as such transactions may be varied with the prior written consent of 445 and MID, provided that any such variation is not adverse to the interests of the Shareholders (other than 445) in any material respect;

“Purchased Shares” means the 363,414 Class B Shares owned by 445 at the date of this Agreement;

“Raceco” means MI Developments US Holdings Inc., a corporation existing under the laws of the state of Delaware;

“Racing and Gaming Business” means the horseracing and gaming business of MID including: (a) the ownership and operation of four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows; (b) the operation of XpressBet®, an account wagering business, AmTote, a provider of totalisator services to the pari-mutuel industry and a thoroughbred training centre in Palm Meadows, Florida; (c) a 50% joint venture interest in The Village at Gulfstream Park, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; (d) a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing; and (e) a 51% joint venture interest in Maryland RE & R LLC, which is engaged in real estate and racing operations and owns two thoroughbred racetracks, Pimlico Race Course and Laurel Park, as well as a thoroughbred training centre at Bowie, Maryland and a 49% joint venture interest in Laurel Gaming LLC, which was established to pursue gaming opportunities at the Maryland Jockey Club;

“Real Estate Business” means the real estate business of MID, excluding any business related to the Development Properties;

“Securities Laws” means the Securities Act (Ontario) and the United States Securities Act of 1933, together with all other applicable state, federal and provincial securities laws, rules and regulations and published policies thereunder;

“Severance Approvals” has the meaning set out in the Transfer Agreement;

“Shareholders” means, collectively, the holders of Class A Shares and the holders of Class B Shares;

“Special Committee” means the special committee of independent directors of the Board constituted to consider, and make recommendations to the Board regarding, the transactions contemplated by this Agreement;

“Special Dividend” means the cash dividend to be declared and paid by MID pursuant to Section 3.1(a) of the Plan of Arrangement;

“Subject Companies” has the meaning set out in Section 4.1(b);

“Subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Support Agreement” means the support agreement entered into between the Initiating Shareholders and 445 pursuant to which such parties agreed to cause their Class A Shares and Class B Shares to be voted in favour of the Arrangement Resolution, subject to the terms and conditions of such agreement;

“Tax Ruling” means an advance income tax ruling from the Canada Revenue Agency that: (i) paragraph 55(3)(b) of the ITA will apply to the dividend deemed under the ITA to be received by MID and paid by 445 Subco and the dividend deemed under the ITA to be received by 445 Newco and paid by MID as a result of the completion of the transactions provided for in the Plan of Arrangement to except such deemed dividends from the application of subsection 55(2) of the ITA, and (ii) such other matters as the Parties may agree;

“Total MID Business Assets” means an amount equal to the aggregate net fair market value of the business assets (determined on a consolidated look through basis and in accordance with the CRA Policies) of MID immediately before the Effective Time;

“Total MID Cash Assets” means an amount equal to the aggregate net fair market value of the cash and near-cash assets (determined on a consolidated look through basis and in accordance with the CRA Policies) of MID immediately before the Effective Time;

“Transfer Agreement” means the transfer agreement between MID, 445, 445 Newco, 445 Subco and the Trust providing for the transfer to 445 Subco of the Transferred Assets and the assumption by 445 Subco of the Assumed Liabilities substantially in the form attached as Schedule C;

“Transferred Assets” has the meaning set out in the Transfer Agreement; and

“TSX” means the Toronto Stock Exchange.

1.2	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)	a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)	the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its Subsidiaries, taken as a whole;

(h)	references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(i)	references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(j)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3	Currency

Unless otherwise indicated, all references to money amounts are expressed in lawful currency of the United States of America.

1.4	The Trust

In this Agreement, where the context so permits, references to “the Trust” shall mean the trustees of the Trust, from time to time, acting in their capacities as trustees, and not in their personal capacities.

1.5	Schedules

Each Schedule to this Agreement is an integral part of this Agreement.

ARTICLE 2

THE TRANSACTIONS

2.1	The Arrangement

Subject to the provisions of this Agreement, including satisfaction or waiver of the conditions set out in Article 5, MID, 445 and the Trust agree to proceed with the proposed arrangement (the “Arrangement”) under the provisions of Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement.

2.2	Implementation Steps

As soon as reasonably practicable following the execution of this Agreement, and subject to the terms and conditions of this Agreement, MID shall:

(a)	apply for the Interim Order in accordance with Section 2.3;

(b)	convene and hold the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(c)	use commercially reasonable efforts to solicit proxies in respect of the Arrangement Resolution;

(d)	subject to obtaining the approvals required by the Interim Order, use commercially reasonable efforts to pursue the application to the Court for the Final Order; and

(e)	subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained, on the date contemplated in Section 2.8, send to the Director the Articles of Arrangement for endorsement thereon of the Certificate of Arrangement and such other documents as may be required to give effect to the Arrangement.

2.3	Interim Order

(a) The application referred to in Section 2.2(a) shall request that the Interim Order provide:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement Resolution and the Meeting and the manner in which such notice is to be provided;

(ii)

that the requisite approval for the Arrangement Resolution shall be: (i) 66 2/3% of the votes cast by the holders of Class A Shares and Class B Shares, voting together as a single class, present in person or represented by proxy at the Meeting; (ii) 66 2/3% of the votes cast by the holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting; (iii) a simple majority of the votes cast by holders of Class A Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Class A Shares held by Interested Class A Shareholders; and (iv) a simple majority of the votes cast by holders of Class B Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Class B Shares held by Interested Class B Shareholders;

(iii)	that, in all other respects, the provisions of the by-laws and articles of MID, including quorum requirements and all other applicable matters, shall apply in respect of the Meeting; and

(iv)	for the grant of rights to registered holders of Class B Shares (other than the Interested Class B Shareholders) to dissent in respect of the Arrangement Resolution.

(b) The application for the Final Order referred to in Section 2.2(d) shall advise the Court that the Final Order will be relied upon for purposes of Section 3(a)(10) of the United States Securities Act of 1933 to exempt the issuance of Class A Shares from the registration requirements of such Act based on the Court’s approval of the Arrangement.

2.4	Circular and Meeting

(a) MID shall prepare the Circular and shall permit 445 and its counsel to review and comment on the Circular, all documents sent with the Circular, all documents filed with the Court in connection with the transactions contemplated by this Agreement and any amendments thereto, recognizing that whether or not such comments are ultimately included will be determined by MID, acting reasonably. As soon as reasonably practicable and after obtaining the Interim Order, MID shall cause the Circular and other documentation required in connection with the Meeting to be sent to the Shareholders and to be filed with applicable Governmental Entities, as required by the Interim Order and Applicable Laws.

(b) MID shall ensure that the Circular and such other documents and filings comply in all material respects with the requirements of Applicable Laws and, subject to Section 2.7, the Circular shall include the recommendation by the Board as contemplated by Section 2.6.

(c) 445 and the Trust shall (to the extent within their power) provide MID with all information concerning 445, the Trust and their Affiliates that MID reasonably requests for inclusion in the Circular or otherwise required by Applicable Laws, and 445 and the Trust shall ensure that any such information does not, as of the date of the Circular, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

(d) The Circular shall contain the nominees proposed for election to serve on the Board on and following the Effective Date (and, for greater certainty, conditional upon the closing of the Arrangement) as are to be provided as soon as reasonably practicable after the date hereof, but in any event, prior to the finalization of the Circular by Voorheis & Co. LLP.

2.5	Preparation of Filings

(a) Subject to the final sentence of this Section 2.5(a), the Parties shall cooperate in the preparation of the application for the Tax Ruling, jointly file the application for the Tax Ruling as soon as reasonably practicable after the date hereof and use their commercially reasonable efforts to pursue the Tax Ruling. For greater certainty, the receipt of the Tax Ruling is not a condition to the closing of the Arrangement and in the event that the Tax Ruling is not received on or prior to the Effective Date, the obligation of the Parties under this Section 2.5(a) shall survive the Effective Date. Subject to the final sentence of this Section 2.5(a), in settling the details of the transactions provided for in the Pre-Arrangement Reorganization, the Plan of Arrangement and the Transfer Agreement and in implementing such transactions, MID and 445 shall co-operate in order to facilitate the obtaining of the Tax Ruling, the implementation of the Tax Ruling, if obtained, and the favourable application of paragraph 55(3)(b) of the ITA. Nothing in this Section 2.5(a) shall require or permit any of the Parties to take any action not contemplated in the Pre-Arrangement Reorganization, the Plan of Arrangement or the Transfer Agreement that is materially disadvantageous to MID, the Shareholders or 445, 445 Subco or 445 Newco.

(b) The Parties shall cooperate in:

(i)	the preparation of any application for the Court Orders and the preparation of any other documents reasonably considered by the Parties to be necessary to discharge their respective obligations under Applicable Laws in connection with the transactions contemplated by this Agreement; and

(ii)	the taking of all such actions as may be required under Applicable Laws in connection with the transactions contemplated by this Agreement.

(c) MID shall use its commercially reasonable efforts to apply for and obtain the Consents prior to the Effective Date, and 445 and the Trust shall co-operate with MID in connection with such efforts. Prior to the submission of any application for a Consent (a “Consent Application”), MID shall provide a copy of same to 445 and shall obtain the approval of 445 to same, such approval in each case not to be unreasonably withheld or delayed. MID shall at all times keep 445 reasonably apprised of the progress of all Consent Applications including, without limitation, the dates of any meeting or hearing scheduled in respect thereof, and shall take reasonable direction from 445 in respect of the conduct of same and shall permit representatives of 445 to attend any such meetings. In respect of the applications for the Severance Approvals, MID and 445 acknowledge that such applications shall incorporate all appurtenant and burdening easements and rights of way as may be reasonably required by either Party to provide for servicing and support of, and access to, the applicable properties.

(d) Each Party shall promptly notify the other Parties if at any time before the Effective Time it becomes aware that the Circular contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Circular, as required and as the case may be, and, if required, MID shall cause the same to be distributed to the Shareholders and/or filed with applicable Governmental Entities.

2.6	Board Approval

MID represents and warrants to and in favour of 445 and the Trust, and acknowledges that each of 445 and the Trust is relying on such representation and warranty in entering into this Agreement that the Board, after consultation with its financial and legal advisors and following receipt of the report and recommendations of the Special Committee, has determined that it would be in the best interests of MID for MID to enter into this Agreement, to submit the Arrangement Resolution to the Shareholders for their consideration at the Meeting and to recommend that Shareholders vote in favour of the Arrangement Resolution.

2.7	Fiduciary Duties

Nothing contained herein shall be construed to require the Board to take or refrain from taking any action that would be inconsistent with its obligation to properly discharge its fiduciary duties under Applicable Laws after having been advised by its counsel, including, without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement, changing the recommendation made by the Board in respect of the Arrangement Resolution. Further, and without limiting the foregoing, the Board may delay the holding of or adjourn the Meeting in order to communicate to Shareholders any decision to change the recommendation or to seek an amendment to the terms of this Agreement, the Plan of Arrangement and/or any of the forms of agreement contemplated hereby provided that MID shall have notified 445 regarding its intention to do so prior to announcing any delay or adjournment of the Meeting.

2.8	Closing

Unless another time or date is agreed to in writing by the Parties, the Parties shall cause the Effective Date to be the last day of the calendar month in which the later of the following occurs (a) all of the conditions set forth in Article 5 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) and (b) the Tax Ruling has been received; provided that if all of the conditions set forth in Article 5 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) but the Tax Ruling is not received by the Outside Date, then the Parties shall cause the Effective Date to be the Outside Date. The closing of the transactions contemplated by this Agreement will take place at the Toronto office of Davies Ward Phillips & Vineberg LLP or at such other location as may be agreed upon by the Parties.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of MID

MID represents and warrants to and in favour of each of 445 and the Trust as follows and acknowledges that each of 445 and the Trust is relying on such representations and warranties in entering into this Agreement:

(a) Existence. MID is a corporation validly existing under the laws of the Province of Ontario and has all necessary corporate power to execute, deliver and perform its obligations under this Agreement.

(b) Corporate Authority and Enforceability. Subject to the approval of the Arrangement Resolution by the Shareholders as required by the Interim Order, MID has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by MID and is a legal, valid and binding obligation of MID, enforceable against MID by 445 and the Trust in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c) No Violation. Except as disclosed in the disclosure letter dated the date hereof delivered by MID to 445 and the Trust, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any member of the MID Group under (i) any material contract to which a member of the MID Group is a party, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the MID Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the MID Group or (iv) any Applicable Law, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that do not constitute a Material Adverse Change.

(d) No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained or made, as the case may be, by any member of the MID Group in connection with the execution and delivery of this Agreement or the consummation by MID of the transactions contemplated by this Agreement, other than (i) filing the Articles of Arrangement with the Director, (ii) as may be required to comply with the applicable rules and regulations of the TSX and NYSE and any applicable requirements of Canadian and U.S. securities laws, (iii) obtaining the Court Orders and (iv) as may be required in connection with racing, gaming or liquor licenses of the Racing and Gaming Business and in connection with severing real property for conveyancing purposes.

(e) Share Capital. The authorized share capital of MID consists of an unlimited number of Class A Shares, 706,170 Class B Shares and an unlimited number of preferred shares, issuable in series, of which 46,160,564 Class A Shares, 547,413 Class B Shares and no preferred shares are issued and outstanding as of January 28, 2011. As of January 28, 2011, there are issued and outstanding options to purchase 835,000 Class A Shares (each, an “Outstanding Option”) and there are no other options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating MID to issue or sell any shares of MID or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of MID. There are no bonds, debentures or other evidences of indebtedness of MID outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with shareholders of MID on any matter. MID has the ability to pay the principal amount of its unsecured debentures on their maturity date or redemption date, as the case may be, by the delivery of Class A Shares.

(f) Public Disclosure. MID has filed with all applicable Governmental Entities true and complete copies of all documents that MID is required by applicable Securities Laws to file therewith. Such documents, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each such document at the time filed complied in all material respects with the requirements of applicable Securities Laws.

(g) Tax Matters. Prior to the Effective Time and in contemplation of and before the transfer of the Transferred Assets to 445 Subco pursuant to the Transfer Agreement and as one of the steps of the Plan of Arrangement, no property has or will become property of MID, any corporation controlled by MID, or a predecessor of any such corporation or any other entity (including any corporation, partnership or other entity) in which MID holds directly or indirectly any interest and over which it has significant influence as determined in accordance with Canadian generally-accepted accounting principles (collectively referred to as the “MID Entities”) and no liability has or will be incurred or discharged by any of the MID Entities in each case otherwise than as provided for in the Transfer Agreement, the Plan of Arrangement or the Pre-Arrangement Reorganization, in the ordinary course of business or on a basis which would not cause paragraph 55(3.1)(a) of the ITA to apply to deny the exception in paragraph 55(3)(b) of the ITA to the dividend deemed under the ITA to be received by 445 Newco and paid by MID as a result of the completion of the transactions provided in the Plan of Arrangement. For greater certainty, it is agreed that MID shall not be considered to have breached this Section 3.1(g) in respect of an action taken by an MID Entity at a time at which (i) MID did not control such MID Entity and (ii) MID had no knowledge of such action or had made reasonable commercial efforts to prevent such action.

3.2	Representations and Warranties of 445 and the Trust

445 and the Trust jointly and severally represent and warrant to and in favour of MID as follows and acknowledge that MID is relying on such representations and warranties in entering into this Agreement:

(a) Existence. 445 is a corporation validly existing under the laws of the Province of Ontario and the Trust is a trust validly existing under the laws of the Province of Ontario. Each of 445 and the Trust has all necessary power and authority to execute, deliver and perform its obligations under this Agreement.

(b) Authority and Enforceability. Each of 445 and the Trust has taken all necessary action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by 445 and the Trust and is a legal, valid and binding obligation of each of them, enforceable against them by MID in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c) No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of 445 or the Trust under (i) any material contract to which 445 or the Trust is a party, (ii) any provision of 445’s or the Trust’s organizational documents, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over 445 or the Trust or (iv) any Applicable Law.

(d) No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained or made, as the case may be, by 445 or the Trust in connection with the execution and delivery of this Agreement or the consummation by 445 and the Trust of the transactions contemplated by this Agreement, other than as may be required to comply with applicable Securities Laws and as may be required in connection with racing, gaming or liquor licenses of the Racing and Gaming Business and in connection with severing real property for conveyancing purposes.

(e) Title to Purchased Shares.

(i)	At the date of this Agreement, 445 is the sole registered and beneficial holder of the Purchased Shares, with good title thereto, free and clear of all Encumbrances and is the registered and beneficial holder of no other Class B Shares. At the Effective Time, 445 Newco will be the sole registered and beneficial holder of the Purchased Shares, with good title thereto, free and clear of all Encumbrances. The Purchased Shares are not subject to any voting trust, shareholders agreement or voting agreement (other than the Support Agreement). 445 is a Subsidiary of the Trust and is controlled by the Trust.

(ii)	None of the Trust, Frank Stronach, Fair Enterprise Limited or any Affiliate of any of the foregoing is the registered or beneficial holder of, or directly or indirectly controls the voting or disposition of, any Class A Shares, Class B Shares or Outstanding Options, other than the Purchased Shares, except that Fair Enterprise Limited is the registered and beneficial holder of 50,000 Class A Shares and 20,000 Class B Shares.

(f) No Other Agreements to Purchase. No person other than MID has any written or oral agreement or option or any right or privilege capable of becoming an agreement or option for the purchase or acquisition of any of the Purchased Shares from 445, the Trust or any of their Affiliates.

3.3	Survival of Representations and Warranties

All representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with the provisions hereof and the Effective Time, with the exception of the representations and warranties contained in Section 3.2(e)(i), which shall survive for the applicable limitation period.

ARTICLE 4

COVENANTS

4.1	Covenants of MID

(a) MID shall not do or permit to be done and shall refrain from doing any action that, if effected before the date of this Agreement, would constitute a material breach of any representation and warranty or a material breach of any covenant or other provision of this Agreement.

(b) Prior to the termination of this Agreement in accordance with its terms or the Effective Date, MID shall conduct its business (including the Racing and Gaming Business in respect of the Transferred Assets) in the ordinary course (except as contemplated by this Agreement including in the Pre-Arrangement Reorganization) and will not purchase any gaming or horseracing assets which are unrelated to the Transferred Assets. For greater certainty, MID may purchase existing joint venture assets and make capital expenditures relating to the Transferred Assets and any such funding (other than funding by Raceco and its Subsidiaries) shall be included in the Funding Amount. Without limiting the generality of the foregoing, except as contemplated by this Agreement including in the Pre-Arrangement Reorganization or with the prior written consent of 445, MID shall not permit Raceco, or any of the Subsidiaries of Raceco, or the Development Property Companies (collectively, the “Subject Companies”) to:

(i)	issue, sell, award, pledge, dispose of, encumber or agree to issue, sell, award, pledge, dispose of or encumber any securities of the Subject Companies;

(ii)	sell, pledge, lease, assign, dispose of, encumber or agree to sell, pledge, lease, assign, dispose of or encumber any of the Transferred Assets, or any of the assets of the Subject Companies, other than in the ordinary course of business;

(iii)	amend or propose to amend the articles, by-laws or other constating documents of any of the Subject Companies;

(iv)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any securities of the Subject Companies;

(v)	pay, discharge, satisfy or settle any claims, liabilities or obligations of the Subject Companies, including to MID or the MID Group, other than the payment, discharge, settlement or satisfaction, in the ordinary course of business (and for greater certainty, paying, discharging, satisfying or settling any claims, liabilities or obligations owing to MID or any entity in the MID Group (other than Raceco and its Subsidiaries) shall not be considered in the ordinary course of business); or

(vi)	incur, authorize, agree or otherwise commit to incur any indebtedness for borrowed money or any enter into any Contract providing for a material liability or obligation or issue any debt securities in respect of the Subject Companies, except in the ordinary course of business.

(c) Prior to the termination of this Agreement in accordance with its terms or the Effective Date, (i) the business of the Transferred Assets will be operated as a separate business from the Real Estate Business, subject to the sharing of employees and general and administrative expenses, (ii) subject to Section 4.1(d), MID shall not withdraw any funds from the Transferred Assets, (iii) MID or its Subsidiaries (other than Raceco and its Subsidiaries) shall contribute to, or expend in connection with, the business of the Transferred Assets an amount in cash equal to (A) $3.8 million multiplied by the number of calendar months (including the applicable portion thereof) from February 1, 2011 to the Effective Date plus (B) $2.5 million and (iv) MID and its Subsidiaries (other than Raceco and its Subsidiaries) shall not contribute any non-cash assets to the Transferred Assets.

(d) On or prior to the Effective Date, MID shall (i) contribute cash to the Transferred Assets equal to the amount by which $20 million exceeds the Adjusted Working Capital, or (ii) withdraw cash from the Transferred Assets equal to the amount by which the Adjusted Working Capital exceeds $20 million. On or prior to the Effective Date, MID shall withdraw cash from the Transferred Assets equal to the amount, if any, (the “Excess Funding”) by which (x) the Funding Amount exceeds (y) (A) $3.8 million multiplied by the number of calendar months (including the applicable portion thereof) from February 1, 2011 to the Effective Date plus (B) $2.5 million. If there are insufficient funds in the Transferred Assets for MID to make such withdrawal, MID shall withdraw the amount of available funds in the Transferred Assets and 445 shall, or shall cause one of its Subsidiaries to, pay to MID on the Effective Date the amount by which the Excess Funding exceeds such amount of available funds withdrawn by MID. If the Lone Star Receivable or the Meadows Holdback Receivable is received by Raceco or its Subsidiaries prior to the Effective Date, MID shall, in addition to any other withdrawal permitted by this clause (d), withdraw cash from the Transferred Assets on or prior to the Effective Date equal to 50% of amount received in respect of the Lone Star Receivable or the Meadows Holdback Receivable, as applicable.

(e) MID shall prepare and deliver to 445 at least five Business Days prior to the Effective Date, a draft statement (the “Draft Funding Statement”) setting forth its calculation of the Funding Amount. 445 shall have three Business Days to review the Draft Funding Statement following receipt of it and must notify MID in writing if it has any objections to the Draft Funding Statement within such three-Business Day period. MID shall provide access to 445 to all work papers of MID, accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Funding Statement. If 445 Subco sends a written notice of objection of the Draft Funding Statement in accordance with this Section, the Parties shall work expeditiously and in good faith to resolve such objections prior to the Effective Date following receipt of such notice. Failing resolution of any objection to the Draft Funding Statement raised by 445, the dispute will be submitted for determination to Ernst & Young LLP (or if Ernst & Young LLP is not willing or able to act, Deloitte & Touche LLP). The determination of the Funding Amount by such firm of chartered accountants will be final and binding on the Parties. The Parties shall revise the Funding Amount to reflect the final resolution or final determination of such objections. If 445 does not notify MID of any objection within the three-Business Day period, 445 is deemed to have accepted and approved the Draft Funding Statement and the Funding Amount calculated therein.

(f) MID shall prepare and deliver to 445 at soon as reasonably practicable following the completion of the audit of its financial statements for the year ended December 31, 2010, a draft statement (the “Draft Working Capital Statement”) setting forth its calculation of the Adjusted Working Capital. 445 shall have 14 days to review the Draft Working Capital Statement following receipt of it and must notify MID in writing if it has any objections to the Draft Working Capital Statement within such 14-day period. MID shall provide access to 445 to all work papers of MID, accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Working Capital Statement. If 445 Subco sends a written notice of objection of the Draft Working Capital Statement in accordance with this Section, the Parties shall work expeditiously and in good faith to resolve such objections prior to the Effective Date following receipt of such notice. Failing resolution of any objection to the Draft Working Capital Statement raised by 445, the dispute will be submitted for determination to Ernst & Young LLP (or if Ernst & Young LLP is not willing or able to act, Deloitte & Touche LLP). The determination of the Adjusted Working Capital by such firm of chartered accountants will be final and binding on the Parties. The Parties shall revise the Adjusted Working Capital to reflect the final resolution or final determination of such objections. If 445 does not notify MID of any objection within the 14-day period, 445 is deemed to have accepted and approved the Draft Working Capital Statement and the Adjusted Working Capital calculated therein.

(g) Prior to the Effective Date, MID agrees to provide 445 and its representatives with reasonable access to all books, records, information and files in respect of the Transferred Assets in MID’s or any of its Subsidiaries’ possession and control, reasonable access to MID’s and any of its Subsidiaries’ personnel (including senior management) as well as reasonable access to the properties of the Transferred Assets in order to allow 445 and its representatives to conduct such investigations as they may consider reasonably necessary or advisable for transitional and transaction implementation purposes.

(h) MID may purchase pre-paid, non-cancellable directors’ and officers’ liability insurance for MID’s present and former directors and officers and those of its Subsidiaries, covering claims made prior to and within six years after the Effective Date, on a “trailing” or “run-off” basis, provided that the amount paid for such insurance does not exceed $5 million. If MID does not purchase such insurance, MID shall maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by MID which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. MID agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of MID and its Subsidiaries, and acknowledges and agrees that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect and shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights of present and former officers and directors of MID and its Subsidiaries for a period of six years from the Effective Date. The provisions of this Section 4.1(h) are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, MID hereby confirms that it is acting as agent and trustee on their behalf.

(i) MID shall use its best efforts to discharge by the Effective Date any Liens on the Transferred Assets, the Subject Companies and their respective assets and properties to the extent that such Liens secure indebtedness or obligations of MID or its Subsidiaries (immediately after the closing of the Arrangement) that are not related to the Transferred Assets or their business, and to the extent that such Liens are not discharged by the Effective Date, MID shall continue to use such best efforts to discharge all such Liens.

4.2	Covenants of 445 and the Trust

(a) 445 agrees to vote or cause the Purchased Shares to be voted at the Meeting in favour of the Arrangement Resolution and agrees to execute and deliver or cause to be executed and delivered a proxy in connection therewith as soon as reasonably practicable after the mailing of the Circular. 445 shall use its commercially reasonable efforts to cause the holders of Class A Shares and Class B Shares who are or become party to the Support Agreement to vote their Class A Shares and Class B Shares, as applicable, at the Meeting in favour of the Arrangement Resolution in accordance with the terms and conditions of the Support Agreement.

(b) Each of 445 and the Trust shall not do or permit to be done and shall refrain from doing any action that, if effected before the date of this Agreement, would constitute a material breach of any representation and warranty or a material breach of any covenant of this Agreement.

(c) On or prior to the Effective Date, 445 or the Trust shall, or shall cause one of their Subsidiaries to, issue and/or put in place replacement performance bonds, letters of credit and/or security deposits for such existing performance bonds, letters of credit and/or security deposits with respect to the Racing and Gaming Business and the Development Properties that are maintained by MID or any of its Subsidiaries (other than the Development Property Companies,

Raceco or their Subsidiaries) that MID provides 445 and the Trust with notice of, and 445 and the Trust shall take any other actions required to permit MID and its applicable Subsidiaries (other than the Development Property Companies, Raceco or their Subsidiaries) to terminate and/or withdraw such performance bonds, letters of credit and/or security deposits on the Effective Date.

4.3	Implementation

(a) Each Party shall use its commercially reasonable efforts to satisfy the conditions contained in Article 5 and shall take such commercially reasonable measures as are lawful and within its power or control to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement.

(b) Subject to receipt of the Final Order and prior to the Effective Date, each of the Parties shall complete the steps of the Pre-Arrangement Reorganization that it is responsible for.

(c) On the Effective Date and as one of the steps of the Plan of Arrangement, each of MID and 445 shall, and 445 shall cause 445 Subco and 445 Newco to, enter into the Transfer Agreement.

(d) On the Effective Date MID shall enter into the Forbearance Agreement.

(e) If either MID or 445 determines that it requires transition services from the other party, MID and 445 shall negotiate a transition services agreement in good faith on commercially reasonable terms consistent with those that would have been obtained on an arms’ length basis.

(f) No public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any Party without the prior consent of the other Parties (which consent shall not be unreasonably delayed or withheld), except as such release or announcement may be required by Applicable Laws, in which case the Party required to make the release or announcement shall allow the other Parties reasonable time to comment on such release or announcement in advance of such issuance.

4.4	Special Dividend

The Parties shall cooperate in making the following determinations so as to facilitate the favourable application of paragraph 55(3)(b) of the ITA, having regard to the CRA Policies, to the transactions with respect to the Transferred Assets and Milton Properties contemplated in this Agreement, with such determinations being based on estimated amounts and values as at the Effective Date:

(a)	determine whether, but for the Special Dividend becoming payable on the Effective Date,

(i)	the proportion that the 445 Subco Cash Assets will be of the Total MID Cash Assets will be less than

(ii)	the proportion that the 445 Subco Business Assets will be of the Total MID Business Assets;

(b)	if (i) above is less than (ii) above, then determine the amount of the Special Dividend that will result in such proportions being approximately equal after taking into account the effect of the Special Dividend on the Total MID Cash Assets;

(c)	determine the amount of the Special Dividend that will be payable on each Common Share (as defined in the Plan of Arrangement) that is entitled under the Plan of Arrangement to receive any portion of the Special Dividend.

The Parties further agree that where necessary for the application of the above provisions of this Section 4.4 to comply with the CRA Policies, such application shall be so changed.

ARTICLE 5

CLOSING CONDITIONS

5.1	Mutual Conditions

The respective obligations of the Parties hereunder are subject to the satisfaction or waiver, at or before the Effective Time, of the following conditions precedent, each of which may only be waived by the unanimous written consent of the Parties:

(a)	the Arrangement Resolution shall have been approved by the Shareholders as required by the Interim Order;

(b)	each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and in form and content satisfactory to MID and 445, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to MID or 445, each acting reasonably, on appeal or otherwise;

(c)	the Articles of Arrangement shall be in form and content consistent with this Agreement and satisfactory to MID and 445, each acting reasonably;

(d)	this Agreement shall not have been terminated in accordance with its terms;

(e)	since the date of this Agreement, there shall not have occurred a Material Adverse Change which Material Adverse Change has not been cured;

(f)	no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by this Agreement;

(g)	no legal or regulatory action or proceeding shall be pending or threatened by any person that would reasonably be expected to enjoin, restrict or prohibit the transactions contemplated by this Agreement; and

(h)	the Pre-Arrangement Reorganization shall have been completed.

5.2	Conditions in Favour of MID

The obligations of MID hereunder are subject to the satisfaction of the following conditions for the exclusive benefit of MID, any of which may be waived in writing by MID:

(a)	the representations and warranties of 445 and the Trust contained in this Agreement and the Transfer Agreement in favour of MID shall be true and correct in all material respects at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of each of 445 and the Trust by a senior officer of 445 and by a trustee of the Trust, respectively, and delivered to MID;

(b)	each of 445 and the Trust shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of each of 445 and the Trust by a senior officer of 445 and by a trustee of the Trust, respectively, and delivered to MID; and

(c)	the Class A Shares issuable pursuant to the Arrangement shall have been approved for listing on the TSX and the NYSE, subject only to satisfaction of customary listing conditions of the TSX and NYSE, respectively.

5.3	Conditions in Favour of 445 and the Trust

The obligations of 445 and the Trust hereunder are subject to the satisfaction of the following conditions for the exclusive benefit of 445 and the Trust, any of which may be waived in writing by 445 and the Trust:

(a)	the representations and warranties of MID contained in this Agreement shall be true and correct in all material respects at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of MID by two senior officers of MID and delivered to 445 and the Trust, provided that 445 or the Trust may not rely on this condition if either of such Parties had knowledge of the applicable breach or inaccuracy of the representation or warranty on the date hereof; and

(b)	MID shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of MID by two senior officers of MID and delivered to 445 and the Trust.

ARTICLE 6

TERMINATION

6.1	Termination

This Agreement may be terminated at any time prior to the Effective Time, notwithstanding any requisite approval and authorization of this Agreement by the Shareholders:

(a)	by the mutual agreement of MID and 445, whether before or after the Meeting (and, for greater certainty, without further action on the part of the Shareholders if terminated after the Meeting);

(b)	by MID or 445 if the Effective Time has not occurred on or prior to the Outside Date, provided that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party whose failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date (and in the case of 445, the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available if the Trust’s failure to fulfill any of its obligations under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date);

(c)	by MID or 445 if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any law or any final non-appealable order which is then in effect and has the effect of making the execution, delivery or performance of this Agreement illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by this Agreement;

(d)	by MID or 445 if a Material Adverse Change shall have occurred since the date of this Agreement, which Material Adverse Change is not capable of being cured by the Outside Date;

(e)	by MID or 445 if the Arrangement Resolution shall have failed to receive the requisite votes for approval at the Meeting in accordance with the Interim Order;

(f)	by MID if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of 445 or the Trust set forth in this Agreement or the Transfer Agreement, which breach or failure to perform would cause the conditions set forth in Section 5.2(a) or 5.2(b) not to be satisfied and such breach or failure to perform is incapable of being cured or is not cured prior to the Outside Date;

(g)	by 445 if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of MID set forth in this Agreement or the Transfer Agreement, which breach or failure to perform would cause the conditions set forth in Section 5.3(a) or 5.3(b) not to be satisfied and such breach or failure to perform is incapable of being cured or is not cured prior to the Outside Date; or

(h)	by MID if the Initiating Shareholders shall have been entitled to, and shall have validly exercised through the Designated Person (as defined in the agreement dated the date hereof between MID, 445 the Trust and the Initiating Shareholders), the election available pursuant to section 10 of such agreement.

6.2	Remedies

In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation hereunder on the part of any Party, except that the provisions of this Section 6.2 and Section 6.3 shall remain in full force and effect and shall survive any such termination.

6.3	Expenses

Subject to the following, each Party shall bear and pay all costs, expenses and fees incurred by it in connection with the transactions contemplated by this Agreement:

(a)	On the Effective Date, MID shall reimburse 445 and the Trust for their reasonable legal and advisory fees (up to a maximum of $1,000,000) incurred in connection with the transactions contemplated herein to the extent that MID has not previously reimbursed 445 or the Trust for such fees pursuant to the letter agreement dated January 28, 2011.

(b)	All transfer taxes (including harmonized sales tax, goods and services tax, retail sales taxes, land transfer taxes, severance fees and stamp duties) and all other similar taxes, duties, recording and fees of any jurisdiction payable in connection with the Pre-Arrangement Reorganization and the transactions contemplated by the Transfer Agreement (net of any input tax credit, refund, recovery or similar offset received or receivable specifically in relation to the transactions giving rise to such taxes, duties and fees) shall be borne equally by MID and 445.

(c)	All costs and expenses associated with the applications for the Consents (including application fees, surveying, legal, planning or other professional fees, and the cost of any required traffic, engineering, environmental or other consultant reports) shall be borne equally by MID and 445.

(d)	All costs and expenses associated with the satisfaction of any conditions attaching to the Consents (including entitlement costs, cash in lieu of parkland or similar charges or levies in connection with the Severance Approvals) shall be borne solely by 445, save only for any costs and expenses associated with the satisfaction of any such conditions relating to any real property, the legal or beneficial ownership of which is to be retained by MID following the granting of the Severance Approvals, which costs and expenses shall be borne solely by MID.

ARTICLE 7

MISCELLANEOUS

7.1	Amendment

This Agreement may not be amended except by an instrument signed by each of the Parties.

7.2	Waiver

(a) At any time prior to the termination of this Agreement pursuant to Section 6.1, any Party may:

(i)	extend the time for the performance of any of the obligations or other acts of the other Parties; or

(ii)	waive compliance with any of the agreements of the other Parties or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

(b) No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

7.3	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(a)	If to MID at:

MI Developments Inc.

455 Magna Drive, 2nd Floor

Aurora, Ontario

L4G 7A9

Attention:	Rocco Liscio and Vito Ciraco
Telecopier No.:	(905) 726-2593

with a copy to:

Davies Ward Phillips & Vineberg LLP

1 First Canadian Place

100 King Street West

Suite 4400, Box 63

Toronto, Ontario

M5X 1B1

Attention:	Vincent Mercier and Peter Hong
Telecopier No.:	(416) 863-0871

(b)	If to 445 or the Trust at:

14875 Bayview Avenue

Aurora, Ontario

L4G 3G8

Attention	Ms. Belinda Stronach
Telecopier No.:	(905) 726-7494

with a copy to:

Alon Ossip

c/o Miller Thomson LLP

600 - 60 Columbia Way

Markham, Ontario

L3R 0C9

Telecopier No.:	(905) 415-6777

and to:

Miller Thomson LLP

Scotia Plaza, Suite 5800

40 King Street West

Toronto, Ontario

M5H 3S1

Attention:	John Campbell
Telecopier No.:	(416) 595-8695

and to:

Stikeman Elliott LLP

5300 Commerce Court West 1

99 Bay Street, P.O. Box 85

Toronto, Ontario

M5L 1B9

Attention:	Edward J. Waitzer and Brian M. Pukier
Telecopier No.:	(416) 947-0866

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

7.4	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the Parties shall negotiate in good faith to modify the Agreement to preserve each Party’s anticipated benefits under this Agreement.

7.5	Entire Agreement

This Agreement (together with all other documents and instruments referred to herein) constitute the entire agreement between the Parties concerning the Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties, indemnities or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter of this Agreement except as provided in this Agreement.

7.6	Assignment

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Parties.

7.7	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

7.8	Specific Performance

The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law.

7.9	Contra Proferentum

The Parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

7.10	Further Assurances

The Parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purposes and intents of this Agreement and carry out its provisions, whether before or after the Effective Time.

7.11	No Third Party Beneficiaries

Except for Section 4.1(h), this Agreement is not intended to confer on any person other than the Parties any rights or remedies.

7.12	Time of Essence

Time shall be of the essence of this Agreement.

7.13	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier or electronic mail as if such copies were originals.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement.

MI DEVELOPMENTS INC.

By:	/s/ Vito Ciraco
Name:
Title:

/s/ Rocco Liscio
Name:
Title:

445327 ONTARIO LIMITED.

By:	/s/ Belinda Stronach
Name: Belinda Stronach
Title: President

THE STRONACH TRUST

By:
Name:
Title:

/s/ Belinda Stronach
Name: Belinda Stronach
Title: Trustee

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“445” means 445327 Ontario Limited a corporation existing under the laws of the Province of Ontario and a company controlled by the Trust;

“445 Newco” means 2272769 Ontario Inc., a corporation existing under the laws of the Province of Ontario which immediately prior to the Effective Time was wholly owned by 445;

“445 Subco” means 2272804 Ontario Inc., a corporation existing under the laws of the Province of Ontario which immediately prior to the Effective Time was wholly owned by 445 Newco;

“445 Subco Note 1” means a non-interest bearing demand promissory note of 445 Subco with a principal amount equal to the consideration (other than the assumption of liabilities by 445 Subco) for the purchase by it of the Milton Real Estate and issued by it in payment of such consideration;

“445 Subco Note 2” means a non-interest bearing demand promissory note of 445 Subco with a principal amount equal to the aggregate redemption price of the 445 Subco Preference Shares and issued in payment of such redemption price;

“445 Subco Notes” means the 445 Subco Note 1 and the 445 Subco Note 2;

“445 Subco Preference Shares” means 1,000 Class A Preference Shares in the capital of 445 Subco;

“Arrangement” means an arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the Arrangement Agreement or Article 6 hereof or made at the direction of the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated January 31, 2011 between MID, 445 and the Trust (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered by the Shareholders at the Meeting;

“Articles” means the articles of MID;

“Articles of Arrangement” means the articles of arrangement of MID in respect of the Arrangement that are required by the OBCA to be filed with the Director after the Final Order is made in order for the Arrangement to become effective;

“Assumed Liabilities” has the meaning ascribed thereto in the Transfer Agreement;

“Business Day” means any day on which commercial banks are generally open for business in Toronto, Ontario, other than a Saturday, a Sunday or a day observed as a statutory holiday in Toronto, Ontario;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Class A Share” means a Class A Subordinate Voting Share in the capital of MID;

“Class B Share” means a Class B Share in the capital of MID;

“Common Share” means a Class A Share, as renamed on the Effective Date as a Common Share;

“Court” means the Superior Court of Justice (Ontario);

“Director” means the Director appointed pursuant to section 278 of the OBCA;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1 hereof;

“Dissent Shares” means the Class B Shares held by Dissenting Shareholders and in respect of which Dissenting Shareholders have validly exercised Dissent Rights;

“Dissenting Shareholder” means a registered holder of Class B Shares (other than 445 Newco) who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Class B Shares in respect of which Dissent Rights are validly exercised by such holder;

“Dividend Amount” means the amount determined pursuant to Section 4.4(c) of the Arrangement Agreement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) or such other time as may be specified in writing by MID with the consent of 445, on the Effective Date;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“holders” means, when used with reference to the Class A Shares and/or Class B Shares, the holders of Class A Shares and/or Class B Shares, as the case may be, shown from time to time in the registers maintained by or on behalf of MID in respect of the Class A Shares and Class B Shares;

“ITA” means the Income Tax Act (Canada);

“Interim Order” means the interim order of the Court in respect of the Arrangement as contemplated by section 2.3 of the Arrangement Agreement as the same may be amended, containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting;

“Liens” means any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, deemed trust, security interest, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the Personal Property Security Act (Ontario) or comparable notice filing under the law of any other jurisdiction or any option, warrant, right or privilege capable of becoming a transfer, sale, assignment, exchange, gift, donation, mortgage, pledge, charge, encumbrance, grant of security interest or other disposition of securities where possession, legal title, beneficial ownership or the economic risk or return associated with such securities passes directly or indirectly from one person to another or to the same person in a different legal capacity, whether or not for value, whether or not voluntary and however occurring);

“Meeting” means the annual general and special meeting of Shareholders, including any adjournment(s) or postponement(s) thereof, to be called and held in accordance with the terms of the Arrangement Agreement and the Interim Order, to consider and vote on the Arrangement Resolution, annual meeting matters and any other business or matters that may properly come before the meeting;

“MID” means MI Developments Inc., a corporation existing under the laws of the Province of Ontario;

“MID Note” means a non-interest bearing demand promissory note of MID with a principal amount equal to the fair market value of the New Purchased Shares as at the Effective Time issued by MID in consideration for the purchase for cancellation of the New Purchased Shares;

“Milton Real Estate” means the vacant land adjacent to 365 Market Drive, Milton. PIN: 24975-0115, Part Lot 2, Conc. 2, Esquesing (Karamax West), beneficially owned by 1239953 Ontario Inc., a wholly owned subsidiary of MID, prior to its transfer to 445 Subco in exchange for the 445 Subco Note 1;

“New Purchased Shares” has the meaning ascribed thereto in Section 3.1(d);

“OBCA” means the Business Corporations Act (Ontario);

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement proposed under section 182 of the OBCA, and any amendments or variations thereto made in accordance with the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of MID and 445, each acting reasonably;

“Purchased Shares” means 363,414 Class B Shares owned by 445 Newco;

“Record Date” means the ■ Business Day after the Effective Date;

“Shareholders” means, collectively, (i) the holders of Class A Shares and (ii) the holders of Class B Shares;

“Transfer Agreement” means the transfer agreement dated the Effective Date between MID, 445, 445 Newco, 445 Subco and the Trust providing for the transfer to 445 Subco of the Transferred Assets and the assumption by 445 Subco of the Assumed Liabilities;

“Transferred Assets” has the meaning ascribed thereto in the Transfer Agreement; and

“Trust” means the Stronach Trust, a trust existing under the laws of the Province of Ontario.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section of this Plan of Arrangement. The terms “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof.

1.3	Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) ”include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4	Currency

Unless otherwise indicated, all references to money amounts are expressed in lawful currency of the United States of America.

1.5	Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.6	References to Dates, Statutes, etc.

In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

1.7	Time

Time shall be of the essence in this Plan of Arrangement.

1.8	Schedule

Schedule “A” is attached to and forms an integral part of this Plan of Arrangement.

1.9	Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2

BINDING EFFECT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective at, and be binding at and after, the Effective Time on (i) MID, (ii) each of 445, 445 Newco, 445 Subco and the Trust, and (iii) all holders and all beneficial owners of Class A Shares, Class B Shares and securities convertible into, exchangeable for or carrying the right to acquire Class A Shares or Class B Shares.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, except as noted below, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)	A dividend on each Common Share shall become payable to the holder of record of such share on the Record Date in an amount equal to the Dividend Amount.

(b)	MID shall purchase each Class B Share (other than the Purchased Shares and Dissent Shares), free and clear of all Liens, for consideration consisting of 1.2 fully paid and non-assessable Class A Shares for each Class B Share, which shall be issued by MID from treasury. Such Class B Shares purchased from holders of Class B Shares shall be cancelled and shall not be restored to the authorized capital of MID. The amount added to the stated capital of MID’s Class A Shares on the aforesaid issuance of Class A Shares shall be an amount equal to the paid-up capital (for the purposes of the ITA) of the Class B Shares purchased for cancellation as aforesaid immediately before such purchase for cancellation.

(c)	The Class B Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to MID (free and clear of all Liens) and:

(i)	such Dissenting Shareholders shall cease to be the holders of such Class B Shares and to have any rights as holders of such Class B Shares other than the right to be paid fair value for such Class B Shares as set out in Section 4.1; and

(ii)	such Class B Shares shall be cancelled and shall not be restored to the authorized capital of MID.

(d)

The authorized number of Class B Shares will be increased to 181,707,000, the rights and conditions of the Class B Shares shall be changed such that each Class B Share’s participation in dividends and on liquidation is 1/500th of that of a Class A Share and the voting rights of the Class B Shares will be changed from 500 votes per share to one vote per share. The then issued and outstanding Class B Shares (being the Purchased Shares), shall be subdivided on a 500-for-1 basis into

181,707,000 Class B Shares (the “New Purchased Shares”). The stated capital of issued and outstanding Class B Shares immediately after the aforesaid changes to the Class B Shares shall be an amount equal to the paid-up capital (for the purposes of the ITA) of the Purchased Shares immediately prior to the aforesaid changes.

(e)	The Transfer Agreement shall be declared effective and MID will transfer the Transferred Assets to 445 Subco in consideration for the 445 Subco Preference Shares (free and clear of all Liens) and the assumption by 445 Subco of the Assumed Liabilities in accordance with the terms of the Transfer Agreement. The amount added to the stated capital of 445 Subco’s Class A Preference Shares on the issuance of the 445 Subco Preference Shares shall be an amount equal to the maximum amount permitted to be added to the paid-up capital (for the purposes of the ITA) of 445 Subco’s Class A Preference Shares having regard to subsection 85(2.1) of the ITA.

(f)	445 Subco shall redeem the 445 Subco Preference Shares (free and clear of all Liens) from MID in consideration for the 445 Subco Note 2 and the 445 Subco Note 2 will constitute full and absolute payment of the redemption proceeds.

(g)	MID shall purchase for cancellation the New Purchased Shares (free and clear of all Liens) from 445 Newco in consideration for the MID Note, and the MID Note will constitute full and absolute payment for the purchase price for such shares. The New Purchased Shares shall be cancelled and shall not be restored to the authorized capital of MID.

(h)	The winding-up of 445 Subco shall be commenced in accordance with section 237 of the OBCA and in connection with such winding-up:

(i)	the Transferred Assets and all of 445 Subco’s rights under the Transfer Agreement shall be transferred to 445 Newco; and

(ii)	445 Newco shall assume: (A) 445 Subco’s liability under the 445 Subco Notes, and (B) all of 445 Subco’s liabilities under the Transfer Agreement, including without limitation, the obligation to assume, satisfy, pay and perform the Assumed Liabilities.

(i)	The MID Note and the 445 Subco Notes shall be set off against each other in full satisfaction of the respective obligations under such notes and each of the MID Note and the 445 Subco Notes are deemed cancelled.

(j)

MID and each incumbent and former director and officer of MID (collectively, the “Releasees”) is unconditionally and irrevocably released and discharged of and from all manner of actions, causes of action, suits, penalties, demands, debts, accounts, covenants, contracts, damages and all other claims whatsoever of any nature, character and description, whether contractual, legal or otherwise, whether known or unknown, which MID or the Shareholders, as applicable, ever had or now has up to and including the Effective Date, even if discovered after the

Effective Date, against any of the Releasees including without limiting the generality of the foregoing, any allegations that any current or former director, current or former officer breached any duties, whether contractual, statutory or otherwise, owed to any party by virtue of being a director or officer of MID at any time whatsoever up to and including the Effective Date.

(k)	The Articles shall be amended, and shall be deemed to have been amended, to (i) delete the Class B Shares from the authorized capital of MID in Article 7 of the Articles, (ii) rename the Class A Shares as Common Shares in Article 7 of the Articles, and (iii) to effect non-substantive consequential changes by deleting Article 8 of the Articles in its entirety and replacing it as set out in Schedule “A”, which sets out the rights, privileges, restrictions and conditions attaching to the Preference Shares and Common Shares of MID.

ARTICLE 4

RIGHTS OF DISSENT

4.1	Rights of Dissent

Registered holders of Class B Shares (other than 445 Newco) may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA as modified by the Interim Order and this Section 4.1; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by MID not later than 4:30 p.m. (Toronto time) on the Business Day immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Class B Shares held by them and in respect of which Dissent Rights have been validly exercised to MID free and clear of all Liens, as provided in Section 3.1(c), and if they:

(a)	ultimately are entitled to be paid fair value for such Class B Shares, will be entitled to be paid the fair value of such Class B Shares, and will not be entitled to any other payment or consideration, including any Class A Shares that would be issuable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Class B Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Class B Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Class B Shares (other than 445 Newco).

4.2	Recognition of Dissenting Shareholders

(a) In no circumstances shall MID or any other person be required to recognize a person exercising Dissent Rights unless such person is the holder of those Class B Shares in respect of which such rights are sought to be exercised.

(b) For greater certainty, in no case shall MID or any other person be required to recognize Dissenting Shareholders as holders of Class B Shares in respect of which Dissent Rights have been validly exercised after the completion of Section 3.1(c), and the Class B Shares of such Dissenting Shareholders shall be cancelled and shall not be restored to the authorized capital of MID in respect of which Dissent Rights have been validly exercised at the Effective Time. In addition to any other restrictions under section 185 of the OBCA, holders of Class B Shares who vote or have instructed a proxyholder to vote such Class B Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights in respect of such Class B Shares.

ARTICLE 5

CERTIFICATES

5.1	Class A Shares

On and after the Effective Time, certificates formerly representing Class A Shares shall represent and be deemed to represent Common Shares.

5.2	Class B Shares

(a) On and after the Effective Time until the close of business on the ■ Business Day following the Effective Date, certificates formerly representing Class B Shares (other than the New Purchased Shares and Class B Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised) shall represent and be deemed to represent only the right to receive Common Shares in accordance with this Plan of Arrangement. Following the close of business on the ■ Business Day following the Effective Date, such certificates shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions, against MID.

(b) As soon as practicable, certificates representing Common Shares issued pursuant to Section 3.1(b) shall be mailed to those persons whose names appear on the register of holders of Class B Shares at the close of business on the ■ Business Day following the Effective Date.

5.3	No Fractional Shares

No fractional Class A Shares will be issued pursuant to this Plan of Arrangement, and any fractional number of Class A Shares otherwise issuable will be rounded down (in the case of fractional numbers below 0.5) or up (in the case of fractional numbers of 0.5 or more), as applicable, to the nearest whole number.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a) MID may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by each of 445 and the Trust, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Interim Order or otherwise by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by MID at any time prior to the Meeting (provided that each of 445 and the Trust shall have consented thereto) with or without any other prior notice or communication, and if so proposed and approved by the persons voting at the Meeting (as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of MID, 445 and the Trust, and (ii) if required by the Court, it is approved by Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by MID, provided that it concerns a matter which, in the reasonable opinion of MID, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of 445, the Trust or any Shareholder.

(e) This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of MID, 445, 445 Newco, 445 Subco and the Trust shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE “A”

•	The rights, privileges, restrictions and conditions attaching to the Preference Shares issuable in series are as follows:

(a)	The said Preference Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors and subject to the filing of the prescribed statement with the Minister, and the issuance of his certificate in respect thereof, the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation, privileges, rights, conditions and restrictions attaching to the said Preference Shares of each series, including without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any sinking fund or other provisions.

(b)	Each series of the said Preference Shares shall be entitled to preference over the Common Shares of the Corporation, and any other shares ranking junior to the said Preference Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation, among its shareholders for the purpose of winding-up its affairs and may also be given such other preferences over the Common Shares of the Corporation and any other shares ranking junior to the said Preference Shares as may be determined as to the respective series authorized to be issued.

(c)	The said Preference Shares of each series shall rank on a parity with the said Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(d)	Subject to applicable law and the provisions of any particular series of Preference Shares, the holders of the said Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation, and shall not be entitled to vote at any such meeting. The holders of the said Preference Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

(e)

Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the said Preference Shares or to create special shares ranking in priority to or on a parity with the said Preference Shares, in addition to the authorization by a special resolution, may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the said Preference Shares duly called for that purpose upon at least twenty-one (21) days’ notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation and each holder of a said Preference Share shall be entitled to one (1) vote at such meeting in respect of each said Preference Share held.

i)	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

The Common Shares shall carry and be entitled to one (1) vote per share at all meetings of shareholders of the Corporation, except of a particular class or series.

(f)	The holders of Common Shares shall be entitled to receive such dividends as may be declared thereon by the Board of Directors.

(g)	In the event of the liquidation, dissolution, or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Common Shares shall be paid or distributed equally share for share to the holders of the Common Shares.

SCHEDULE B

PRE-ARRANGEMENT REORGANIZATION

PRE-ARRANGEMENT REORGANIZATION

DEFINITIONS (NOT OTHERWISE DEFINED IN ARRANGEMENT AGREEMENT)

“123 Ontco” means 1239953 Ontario Inc.;

“445 Nomco” means a bare trustee corporation (initially, wholly-owned by 445 Subco) that will hold registered title to the Milton Properties;

“445 Subco Note 1” means the promissory note issued by 445 Subco to 123 Ont as part consideration for the purchase of the Milton Lands;

“Bitton Property” means the MIS Bitton property owned by MID UK;

“Development LLCs” means 455 Industries Inc., 20003 Delaware Inc., 20004 Delaware LLC, 20005 Delaware Inc., MI Developments Maryland LLC and MID Romulus LLC;

“Development Properties” means the Ontario properties owned directly by MID that are Transferred Assets;

“Domino Suites Property” means the Domino Suites property (a hotel property) owned by Eybl LV;

“Eybl LV” means MID Liegenschaftsverwaltungs AG;

“FMV” means fair market value determined in accordance with generally accepted valuation principles;

“FS” means Frank Stronach;

“FS Acquireco” means a non-resident corporation owned for the benefit of the family of FS;

“ITA” means the Income Tax Act (Canada);

“Ilz Property” means the Ilz property (undeveloped land) owned by Eybl LV;

“Mexico Properties” means the Saltillo lands owned by MID Mexico;

“MID” means MI Developments Inc.;

“MID America” means MI Developments (America) Inc.;

“MID Austria” means MID Developments Austria GmbH;

“MID Europa” means MID Europa Liegenschaftsverwaltungs GmbH;

“MID Financing” means MI Developments US Financing Inc.;

“MID Mexico” means MI Developments de Mexico S.A.de CV;

“MID Nomcos” means bare trustee corporations that are wholly-owned by MID and which hold registered title to properties beneficially owned by it;

“MID UK” means MI Developments (UK) Limited;

“Milton Properties Agreement” means the agreement for the transfer of the Milton Properties by 123 Ontco to 445 Subco;

“New Austco” means an Austrian corporation to be incorporated as a wholly-owned subsidiary of Eybl LV;

“New Austco Sub” means an Austrian corporation to be incorporated as a wholly-owned subsidiary of New Austco;

“New Canco” means an Ontario corporation to be incorporated as a wholly-owned subsidiary of MID;

“New Canco Racing Sub” means an Ontario corporation to be incorporated as a wholly-owned subsidiary of MID;

“New Canco Sub” means an Ontario corporation to be incorporated as a wholly-owned subsidiary of New Canco;

“New Mexco” means a Mexican corporation to be incorporated as a wholly-owned subsidiary of MID Mexico;

“New UKco” means a UK corporation to be incorporated as a wholly-owned subsidiary of MID UK;

“OBCA” means the Business Corporations Act (Ontario);

“Rhone Circle Property” means the Florida residential property in Frenchman’s Creek referred to as Rhone Circle held by MID America;

“Troy Property” means the Troy, Michigan property; and

“US Holdco” means a Delaware corporation to be incorporated as a wholly-owned subsidiary of MID America.

PROPOSED TRANSACTIONS

445 Pre-Plan Reorganization

(b)	445 Newco is incorporated under the OBCA as a wholly-owned subsidiary of 445. 445 Newco’s share capital is comprised of an unlimited number of common shares.

(c)	445 Subco is incorporated under the OBCA as a wholly-owned subsidiary of 445 Newco. 445 Subco’s share capital is comprised of 1,000 Class A Preference shares and an unlimited number of common shares.

(d)	445 Subco incorporates 445 Nomco under the OBCA as a wholly-owned subsidiary of it.

(e)	445 transfers all of its MID Class B Shares to 445 Newco on a tax neutral rollover basis under subsection 85(1) of the ITA. (To occur shortly before implementation of the Plan of Arrangement.)

MID Pre-Plan Reorganization

Preliminary

(f)	Each of New Canco and New Canco Racing Sub is incorporated under the laws of the Province of Ontario as a wholly-owned subsidiary of MID, with MID holding one common share.

(g)	New Canco Sub is incorporated under the laws of the Province of Ontario as a wholly-owned subsidiary of New Canco, with New Canco holding one common share.

USA

(h)	US Holdco is incorporated under the laws of the State of Delaware as a wholly-owned subsidiary of MID America.

(i)	MID America sells the registered and beneficial ownership of the Rhone Circle Property to FS Acquireco, for cash consideration equal to the property’s FMV. The representations and covenants of MID America and FS Acquireco in the sale and purchase agreement duplicate those given in the Transfer Agreement by MID and 445 Subco (or, where applicable, 445 and 445 Newco) as they apply to the Purchased Ontario Real Properties, but with such changes as are reasonably necessary so that they will apply appropriately in the context of this agreement.

(j)	MID America transfers the registered and beneficial ownership of the Troy Property and all the shares and membership interests in the Development LLCs to US Holdco in consideration for US Holdco assuming MID America’s liabilities related to the Troy Property and issuing 99,999 shares of common stock to MID America.

(k)	MID America declares and pays to MID a dividend consisting of the US Holdco shares.

UK

(l)	New UKco is incorporated under the laws of the United Kingdom as a wholly-owned subsidiary of MID UK.

(m)	MID UK transfers the registered and beneficial ownership of the Bitton Property to New UKco in consideration for New UKco assuming MID UK’s liabilities related to the Bitton Property and issuing shares to MID UK.

(n)	MID UK declares and pays to MID a dividend consisting of the New UKco shares.

Austria

(o)	New Austco is incorporated under the laws of Austria as a wholly-owned subsidiary of Eybl LV, with Eybl LV subscribing €35,000 for shares of New Austco.

(p)	New Austco Sub is incorporated under the laws of Austria as a wholly-owned subsidiary of New Austco, with New Austco subscribing €35,000 for shares of New Austco Sub.

(q)	Eybl LV transfers the Ilz Property and Domino Suites Property to New Austco Sub for no consideration other than New Austco Sub assuming Eyvl LV’s liabilities related to those properties.

(r)	Eybl LV sells all the shares of New Austco Sub to MID for cash consideration equal to the FMV of those shares.

Mexico

(s)	New Mexco is incorporated under the laws of Mexico. It is a wholly-owned subsidiary of MID Mexico, except that a fixed capital share is issued to New Canco Sub for nominal consideration. The balance of its fixed capital shares, and all of its variable capital shares, are held by MID Mexico.

(t)	MID Mexico transfers registered and beneficial ownership of the Mexico Properties to New Mexco in consideration for New Mexco assuming liabilities related to the Mexico Properties and issuing variable capital shares to MID Mexco.

(u)	MID Mexico declares and pays to MID a dividend on its variable capital shares (or makes a distribution of variable capital) consisting of its New Mexco shares.

Transfers to New Canco

(v)	MID transfers the following assets to New Canco in consideration for the issue of 99,999 additional common shares of New Canco:

all the shares of US Holdco, and cash equal in amount to sales proceeds of the Rhone Circle Property in 8 above;

(e)	all the shares of New UKco and New Austco; and

(f)	all its share of New Mexco (being all the variable capital shares, and all the fixed capital shares other than the one fixed capital share held by New Canco Sub).

The stated capital for the New Canco common shares is increased by the FMV of the 99,999 common shares that are so issued. No election is filed to have the transfers be deemed for ITA purposes to occur for proceeds less than the transferred assets’ FMV.

(a)	MID transfers all its shares of Raceco to New Canco Racing Sub in consideration for this issue of 99,999 additional common shares of New Canco Racing Sub. The stated capital for the New Canco Racing Sub common shares is increased by the FMV of the 99,999 common shares that are so issued. No election is filed to have the transfer be deemed for ITA purposes to occur for proceeds less than the transferred assets’ FMV.

Canada

(b)	In the case of MID Nomcos which hold legal title both to Development Properties and properties to be retained by MID, registered title to those Development Properties is transferred to newly-incorporated MID Nomcos.

(c)	123 Ontco transfers the beneficial ownership of the Milton Properties to 445 Subco in consideration for the assumption of liabilities related to the Milton Properties and a non-interest bearing demand promissory note of 445 Subco (the 445 Subco Note 1) with a principal amount equal to the FMV of the Milton Properties less the FMV of the liabilities assumed. There is a contemporaneous transfer of registered title to the Milton Properties by a nominee corporation to 445 Nomco. The representations and covenants of 123 Ontco and 445 Subco in their agreement (the Milton Properties Agreement) duplicate those given in the Transfer Agreement by MID and 445 Subco (or, where applicable, 445 and 445 Newco) as they apply to the Purchased Ontario Real Properties, but with such changes as are reasonably necessary so that they will apply appropriately in the context of the Milton Properties Agreement. In order that they will stand behind the representations and covenants given by their subsidiaries, MID, 445, 445 Newco and the Stronach Trust also are parties to the Milton Properties Agreement.

(d)	123 Ontco declares and pays to MID a dividend consisting of the 445 Subco Note I.

Intercompany Liabilities

(e)

MID Financing declares and pays a dividend to Raceco consisting of (i) in order to give effect to the last sentence of section 4.1(d) of the Arrangement Agreement,  1/2 of any cash proceeds received by it in respect of the Lone Star Receivable, and (ii) if the Lone Star Receivable will not have been paid in full prior to the Effective Date, an undivided  1/2 interest as co-tenant in the Lone Star Receivable.

(f)	Raceco applies the cash and/or co-ownership interest received by it to repay (to the extent of the amount of such cash or the fair market value of such interest) the intercompany account owing by it to MID.

(g)

MID (through one or more transactions determined in consultation with 445) causes a  1/2 undivided interest in the Meadows Holdback Receivable to be transferred to a newly-incorporated Ontario subsidiary of MID and causes the remaining  1/2 interest in the Meadows Holdback Receivable to be transferred to New Canco or a Subsidiary thereof, provided that to the extent that the Meadows Holdback Receivable has been paid or realized upon, in part or in full, prior to the Effective Date,  1/2 of such cash proceeds are, in order to give effect to the last sentence of section 4.1(d) of the Arrangement Agreement, distributed (through one or more transactions determined in consultation with 445) equally to MID (or a Subsidiary thereof) and to New Canco (or a Subsidiary thereof).

(h)	Intercompany accounts (including advances, debts, loans and receivables) between (on the one hand) (i) the companies (or partnerships) that will be directly or indirectly owned by 445 Newco following the Plan of Arrangement implementation (the “Raceco Group”), and (ii) (on the other hand) MID and the companies (or partnerships) that will be directly or indirectly owned by it following the Plan of Arrangement implementation (the “Remaining MID Group”), are transferred and repaid to the extent necessary so as to result in all remaining intercompany accounts between the Raceco Group and the Remaining MID Group taking the form of intercompany accounts owing by Raceco and its Subsidiaries to MID. To the extent feasible, this is accomplished through set-off or through the assignment or assumption of intercompany accounts so as to permit set-off to then occur.

SCHEDULE C

TRANSFER AGREEMENT

TRANSFER AGREEMENT

Between

MI DEVELOPMENTS INC.

- and -

2272804 ONTARIO INC.

- and -

2272769 ONTARIO INC.

- and -

445327 ONTARIO LIMITED

- and -

THE STRONACH TRUST

■, 2011

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION
1.1	Defined Terms	2
1.2	Construction	6
1.3	Currency	7
1.4	The Trust	7
1.5	Schedules	7

ARTICLE 2
PURCHASE AND SALE OF TRANSFERRED ASSETS

2.1	Purchase and Sale of Transferred Assets	7
2.2	Assumption of Obligations	7
2.3	Consideration for Transferred Assets	7
2.4	As Is, Where Is	8
2.5	Consents Not Received by Effective Date	9
2.6	Taxes, Fees and Expenses	9
2.7	Income Tax Election	9

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of MID	9
3.2	Representations and Warranties of the Stronach Parties	11
3.3	Survival of Representations and Warranties and Covenants	12

ARTICLE 4
COVENANTS

4.1	Change and Use of Name	13
4.2	Books and Records	13
4.3	Real Property Deliveries	13

ARTICLE 5
CLOSING ARRANGEMENTS

5.1	Date and Place of Closing	15
5.2	MID Deliveries	15
5.3	Stronach Parties Deliveries	15
5.4	Resignationss	15

ARTICLE 6
INDEMNIFICATION

6.1	Indemnification by the Stronach Parties	16
6.2	Indemnification by MID	16
6.3	Notice of Claim	17
6.4	Direct Claims	17

6.5	Third Party Claims	17
6.6	Exclusivity	18

ARTICLE 7
RIGHT OF REFUSAL

7.1	Right of Refusal	19
7.2	Exceptions to Rights of Refusal	20

ARTICLE 8
MISCELLANEOUS

8.1	Amendment	20
8.2	Waiver	20
8.3	Notices	20
8.4	Severability	22
8.5	Entire Agreement	22
8.6	Assignment	22
8.7	Governing Law	23
8.8	Specific Performance	23
8.9	Contra Proferentum	23
8.10	Further Assurances	23
8.11	No Third Party Beneficiaries	24
8.12	Time of Essence	24
8.13	Counterparts	24

- ii -

TRANSFER AGREEMENT

THIS AGREEMENT made as of the ■ day of ■, 2011.

B E T W E E N:

MI DEVELOPMENTS INC.,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “MID”),

- and -

2272804 ONTARIO INC.,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “445 Subco”),

- and -

2272769 ONTARIO INC.,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “445 Newco”),

- and -

445327 ONTARIO LIMITED,

a corporation existing under the laws of the Province of Ontario,

(hereinafter referred to as “445”),

- and -

THE STRONACH TRUST,

a trust existing under the laws of the Province of Ontario,

(hereinafter referred to as the “Trust”).

WHEREAS the board of directors of MID received a reorganization proposal from the holders of its Class A Shares representing in excess of 50% of the Class A Shares and supported by 445, MID’s controlling shareholder which is controlled by the Trust, providing for, among other things, the elimination of MID’s dual class share structure pursuant to a plan of arrangement under section 182 of the Business Corporations Act (Ontario);

AND WHEREAS the Arrangement Resolution has been approved by the Shareholders in accordance with the Interim Order, and the Court has granted the Final Order approving the Arrangement;

AND WHEREAS as one of the steps of the Plan of Arrangement, MID wishes to transfer to 445 Subco on the Effective Date the Transferred Assets in consideration for the 445 Subco Preference Shares and the assumption by 445 Subco of the Assumed Liabilities;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

For purposes of this Agreement, unless the context otherwise requires, the capitalized terms used but not otherwise defined herein shall have the meanings set out in the Plan of Arrangement and the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“445 Subco Preference Shares” means 1,000 Class A Preference Shares in the capital of 445 Subco;

“Acceptance” has the meaning given thereto in Section 7.1;

“Affiliate” means, with respect to a person, another person which is controlled by, controls or is under common control with the first mentioned person, and “control” for this purpose means: (a) the ownership of or control or direction over, directly or indirectly, more than 50% of the voting power attached to the outstanding voting securities of the relevant person or of sufficient voting securities of such person that the holder has the right to control the election or appointment of a majority of the directors or persons acting in a substantially similar capacity (if applicable) of such person; and (b) the ability to control the management and affairs of the relevant person;

“Applicable Laws” means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactments, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter;

“Arrangement Agreement” means the arrangement agreement dated January 31, 2011 with respect to the Plan of Arrangement among MID, 445 and the Trust;

“Assumed Liabilities” has the meaning given thereto in Section 2.2;

“Books and Records” has the meaning given thereto in Section 4.2;

“Buildings” means the plants, buildings, structures, improvements, parking lots, roadways, fixed machinery, fixed equipment, and all appurtenances and other fixtures on or forming part of the Development Properties;

“Claim” has the meaning given thereto in Section 6.3;

“Consents” means any and all consents, approvals, orders, authorizations, declarations or filings with or of any Governmental Entity or other person required, whether under Applicable Laws, Contract or otherwise, to permit (i) the transfer or assignment to 445 Subco of any of the Transferred Assets or (ii) the ownership or operation of any of the Development Property Companies or any corporation or property in the Raceco Group immediately following the transfer of the Transferred Assets pursuant to this Agreement and, without limiting the forgoing, includes any Severance Approval;

“Contract” means any agreement, indenture, contract, lease, deed of trust, license, option, instrument or other commitment, whether written or oral;

“Development Properties” means the Foreign Development Properties and the Purchased Ontario Real Properties;

“Development Property Companies” means the entities set out in Schedule A under the heading Development Property Company;

“Direct Claim” has the meaning given thereto in Section 6.3;

“Foreign Development Properties” means the development properties set out in Schedule A under the heading Foreign Development Property, and includes all Buildings located thereon;

“Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) self-regulatory organization or stock exchange, including the Toronto Stock Exchange and the New York Stock Exchange, (iii) subdivision, agent, commission, board or authority of any of the foregoing, or (iv) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Indemnified Party” has the meaning given thereto in Section 6.3;

“Indemnifying Party” has the meaning given thereto in Section 6.3;

“Lien” means any lien, encumbrance, charge, hypothec, pledge, mortgage, security interest of any nature, adverse claim, easement, right of occupation, any matter capable of registration against title, right of pre-emption, privilege or any contract to create any of the foregoing;

“Losses” means, in respect of any matter, all claims, cause of actions, demands, proceedings, losses, damages, liabilities, deficiencies, fines, orders, costs and expenses (including, without limitation, all reasonable legal and other reasonable professional fees and disbursements, interest, penalties and amounts paid in settlement) and judgments arising directly or indirectly as a consequence of such matter;

“Magna” has the meaning given thereto in Section 7.1;

“Magna ROFR” has the meaning given thereto in Section 7.1;

“MID Group” means MID and its Subsidiaries;

“Milton Properties” means the vacant land adjacent to 365 Market Drive, Milton. PIN: 24975-0115, Part Lot 2, Conc. 2, Esquesing (Karamax West), beneficially owned by 1239953 Ontario Inc., a wholly owned subsidiary of MID;

“Offer” has the meaning given thereto in Section 7.1;

“person” includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement under section 182 of the Business Corporations Act (Ontario) involving MID and its shareholders attached to the articles of arrangement of MID dated the date hereof;

“proceeding” means any action, claim, demand, lawsuit, assessment, hearing, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

“Purchase Price” has the meaning given thereto in Section 2.3;

“Purchased Ontario Real Properties” means the real properties set out in Schedule B, together with all Buildings located thereon, and includes all rights under Contracts, licences, permits and Governmental Entity approvals and all prepayments relating to the Purchased Ontario Real Properties and all funds and property received, receivable or created after December 31, 2010 from, in substitution for or otherwise in respect of the properties set out in Schedule B;

“Purchased Shares” means the shares set out in Schedule C;

“Raceco” means MI Developments US Holdings Inc., a corporation existing under the laws of the state of Delaware;

“Raceco Group” means Raceco and its Subsidiaries;

“Racing and Gaming Business” means the horseracing and gaming business of MID including: (a) the ownership and operation of four thoroughbred racetracks located in the U.S., as well as the simulcast wagering venues at these tracks, which consist of: Santa Anita Park, Golden Gate Fields, Gulfstream Park (which includes a casino with alternative gaming machines) and Portland Meadows; (b) the operation of XpressBet®, an account wagering business, AmTote, a provider of totalisator services to the pari-mutuel industry and a thoroughbred training centre in Palm Meadows, Florida; (c) a 50% joint venture interest in The Village at Gulfstream Park, an outdoor shopping and entertainment centre located adjacent to Gulfstream Park; (d) a 50% joint venture interest in HRTV, LLC, which owns Horse Racing TV®, a television network focused on horse racing; and (e) a 51% joint venture interest in Maryland RE & R LLC, which is engaged in real estate and racing operations and owns two thoroughbred racetracks, Pimlico Race Course and Laurel Park, as well as a thoroughbred training centre at Bowie, Maryland and a 49% joint venture interest in Laurel Gaming LLC, which was established to pursue gaming opportunities at the Maryland Jockey Club;

“Real Estate Business” means the real estate business of MID, excluding any business related to the Development Properties and the Milton Properties;

“ROFR Property” has the meaning given thereto in Section 7.1;

“Severance Approvals” means, such approvals as may be required under Applicable Laws in each case to sever for conveyancing purposes the Foreign Development Properties and/or the Purchased Ontario Real Properties from any adjacent real property in common legal or beneficial ownership therewith to permit the lawful transfer to 445 Subco, or as it may direct, and, for the purposes of the Purchased Ontario Real Properties, shall expressly include any approval required under the subdivision control provisions of Part VI of the Planning Act (Ontario), including a “consent” pursuant to Subsection 50(3) of such Act;

“Stronach Parties” means 445 Newco, 445 Subco, 445 and the Trust;

“Subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Tax Act” means the Income Tax Act (Canada);

“Third Party” has the meaning given thereto in Section 6.3;

“Third Party Claim” has the meaning given thereto in Section 6.3;

“Third Party Purchaser” has the meaning given thereto in Section 7.1; and

“Transferred Assets” means (a) the Purchased Shares, (b) beneficial ownership of the Purchased Ontario Real Properties and (c) any amounts owing to MID or its Subsidiaries (excluding the Raceco Group) byRaceco or its Subsidiaries, including the receivables owing to MID by MI Developments US Financing Inc. and MI Developments Investments Inc. in the aggregate amount of approximately $38,000,000.

1.2	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Agreement and not to any particular Section of or Schedule to this Agreement;

(b)	references to a “Section” or a “Schedule” are references to a Section of or Schedule to this Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)	if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)	a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)	the terms “material” and “materially” shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a Party and its Subsidiaries, taken as a whole;

(h)	references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(i)	references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(j)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3	Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States dollars.

1.4	The Trust

In this Agreement, where the context so permits, references to “the Trust” shall mean the trustees of the Trust, from time to time, acting in their capacities as trustees, and not in their personal capacities.

1.5	Schedules

The following Schedules are attached to and form an integral part of this Agreement:

Schedule A	Development Property Companies
Schedule B	Purchased Ontario Real Properties
Schedule C	Purchased Shares
Schedule D	Excluded Development Properties

ARTICLE 2

PURCHASE AND SALE OF TRANSFERRED ASSETS

2.1	Purchase and Sale of Transferred Assets

Subject to the terms and conditions of this Agreement, MID hereby agrees to sell, assign and transfer to 445 Subco, and 445 Subco agrees to purchase from MID on the Effective Date and at the time provided for in the Plan of Arrangement, the Transferred Assets.

2.2	Assumption of Obligations

Subject to the terms and conditions of this Agreement, 445 Subco hereby agrees to assume, satisfy, pay and perform, all of the liabilities and obligations of MID (whether accrued, contingent or otherwise) relating to the Purchased Ontario Real Properties”), but excluding any liabilities of MID for income taxes in respect of the disposition of the Purchased Ontario Real Properties pursuant to this Agreement, and any liabilities of MID for costs, expenses or taxes pursuant to Section 6.3 of the Arrangement Agreement (collectively, the “Assumed Liabilities”).

2.3	Consideration for Transferred Assets

The consideration payable to MID for the Transferred Assets shall be the 445 Subco Preference Shares and the assumption of the Assumed Liabilities by 445 Subco pursuant to Section 2.2 (the “Purchase Price”). The Purchase Price shall be satisfied on the Effective Date by the issuance of the 445 Subco Preference Shares to MID and the assumption of the Assumed Liabilities by 445 Subco pursuant to Section 2.2.

2.4	As Is, Where Is

Each of the Stronach Parties acknowledges and agrees that:

(a)	in entering into this Agreement, except for the representations and warranties of MID expressly set out in Section 3.1, the Stronach Parties have relied and will continue to rely solely upon their own inspections, investigations and other due diligence with respect to the Transferred Assets, the Racing and Gaming Business and the Development Properties;

(b)	the Development Properties are being sold, assigned and transferred to 445 Subco subject to any conditions that may be imposed pursuant to the Severance Approvals, including, without limitation, any required dedication of a parcel of any such Development Properties to a Governmental Entity;

(c)	the Transferred Assets, the Racing and Gaming Business and the Development Properties are being purchased and assumed on an “as is, where is” basis, without any representation or warranty , whether express or implied by this Agreement or at law, except for the representations and warranties of MID expressly set out in Section 3.1 of this Agreement. For greater certainty, except as expressly set out in Section 3.1 of this Agreement, MID makes no representations, warranties or covenants, express, implied or statutory, of any kind whatsoever with respect to the Transferred Assets, the Racing and Gaming Business or the Development Properties, including without limitation, representation, warranty or covenant as to title, use of the Transferred Assets, the Racing and Gaming Business or the Development Properties for the Stronach Parties’ intended use, the condition of the Transferred Assets, the Racing and Gaming Business or the Development Properties, past or present use, development, investment potential, compliance with any Applicable Laws, present or future zoning, the presence or absence of hazardous substances, the availability of utilities, habitability, merchantability, fitness or suitability for any purpose whatsoever, or any other matter with respect to the Transferred Assets, the Racing and Gaming Business or the Development Properties, all of which are hereby expressly disclaimed by MID;

(d)	except for the representations and warranties of MID expressly set out in Section 3.1, MID makes no representations or warranties concerning any statements made or information delivered or made available to the Stronach Parties (whether by MID, its solicitors or any other agents, or representatives or advisors of MID or any of its Affiliates, or any other person) with respect to the Transferred Assets, the Racing and Gaming Business or the Development Properties; and

(e)	except as otherwise expressly provided for in this Agreement, the Arrangement Agreement or the Plan of Arrangement, MID shall have no obligations or responsibility to the Stronach Parties after the Effective Date with respect to any matter relating to the Transferred Assets, the Racing and Gaming Business or the Development Properties or the condition thereof.

The provisions of this Section 2.4 shall survive the Effective Date without limitation as to time.

2.5	Consents Not Received by Effective Date

If any Consent is not received on or before the Effective Date, the legal transfer or assignment of the applicable Transferred Asset or Development Property will not be effective until the applicable Consent has been received and such Transferred Assets or Development Property will be held by MID or its applicable Subsidiary on and following the Effective Date in trust for the benefit and exclusive use of 445 Subco, its applicable Subsidiary or the applicable Development Property Company. On and following the Effective Date, 445 Subco shall take carriage of the applicable application for the Consent as agent for MID and shall use its commercially reasonable efforts to obtain the Consent, and MID shall cooperate with 445 Subco in connection with such efforts and shall use its best efforts to assist 445 Subco in obtaining such Consent. Until such time as the requisite legal transfer or assignment is effected, MID or its applicable Subsidiary shall not deal in any way with the applicable Transferred Asset or Development Property without the express prior written consent of 445 Subco (except as required by Applicable Laws) and MID or its applicable Subsidiary shall take direction from 445 Subco regarding all dealings in respect of the applicable Transferred Asset or Development Property. In addition, 445 Subco and MID shall negotiate in good faith, each acting reasonably, a ground lease for the applicable Development Property with a term commencing on the Effective Date and expiring on the earlier of the date upon which the requisite legal transfer or assignment is effected and the date that is 21 years less one day after the Effective Date and with a net rent of $1.00 for the term. For greater certainty, subject to Section 6.3 of the Arrangement Agreement, all costs, expenses and taxes in respect of such applicable Transferred Asset or Development Property shall be borne by 445 Subco from and after the Effective Date.

2.6	Taxes, Fees and Expenses

The taxes, fees and expenses of the parties in connection with the transactions contemplated herein shall be subject to Section 6.3 of the Arrangement Agreement.

2.7	Income Tax Election

MID and 445 Subco will, in the form and within the time limits prescribed for such purposes, jointly execute and file in the appropriate office of the Canada Revenue Agency, an election pursuant to Section 85 of the Tax Act in respect of those Transferred Assets which are “eligible property” (as defined in the Tax Act and any proposals by the Department of Finance to amend the Tax Act, including by comfort letter) and in that election will elect for each Transferred Asset such amount as MID may determine, acting reasonably, provided that the amount will be within the limits specified in paragraphs 85(1)(b), (c), (c.1), (d) and (e) of the Tax Act.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of MID

MID hereby represents and warrants to the Stronach Parties as follows and acknowledges that the Stronach Parties are relying on such representations and warranties in connection with entering into this Agreement and completing the transactions contemplated hereby:

(a)	Existence. MID is organized and validly existing under the laws of the Province of Ontario and has all necessary corporate power to own the Transferred Assets and to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. MID has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by MID and is a legal, valid and binding obligation of MID, enforceable against MID by the other parties hereto in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of the MID Group under (i) any material contract to which a member of the MID Group is a party, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the MID Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the MID Group or (iv) any Applicable Laws, except with respect to clauses (i), (iii) and (iv) above, for any such breaches, violations, defaults, conflicts or other occurrences that do not constitute a Material Adverse Change (as defined in the Arrangement Agreement).

(d)	No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained or made, as the case may be, by any member of the MID Group in connection with the execution and delivery of this Agreement or the consummation by MID of the transactions contemplated by this Agreement, other than (i) consents, approvals, orders, authorizations, declarations or filings that have already been obtained or made and (ii) as may be required in connection with racing, gaming or liquor licenses of the Racing and Gaming Business and in connection with severing real property for conveyancing purposes.

(e)	Ownership of Transferred Assets. MID is the beneficial and, with the exception of any portion of the Development Properties held in trust for MID by the Development Property Companies as trustees, the legal owner of the Transferred Assets.

(f)	No Other Agreement to Purchase. No person (other than 445 Subco pursuant hereto) has any written or oral agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from MID or its Subsidiaries of any of the Transferred Assets.

(g)	Development Property Companies. Each of the Development Property Companies is organized and validly existing under the laws of its jurisdiction of formation. The authorized and issued share or other capital of each of the Development Property Companies is as is set out in Schedule A, all of which are fully paid and non-assessable. The registered and beneficial owners of the issued and outstanding shares or other interests of each of the Development Property Companies are as set out in Schedule A. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating any of the Development Property Companies to issue or sell any shares, securities or obligations of any kind convertible into or exchangeable for any shares or other securities of such Development Property Company. The applicable Development Property Company is the beneficial owner of the applicable Foreign Development Property as set out in Schedule A.

(h)	Development Properties. The Development Properties and the Milton Properties (as defined in the Arrangement Agreement) comprise all of the properties that are described under “Real Estate Business – Development Properties” in note 6(a) to MID’s interim consolidated financial statements for the three and nine month periods ended September 30, 2010 as having a book value of $174.462 million as at September 30, 2010, except that the properties set out in Schedule D which were included in such note 6(a) are not included in the Development Properties.

(i)	Raceco. Raceco is organized and validly existing under the laws of Delaware. The authorized share capital of Raceco is an unlimited number of shares of common stock, of which 1,100 shares of common stock are issued and outstanding, all of which are fully paid and non-assessable. MID is the registered and beneficial owner of such shares of common stock. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Raceco to issue or sell any shares, securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Raceco. MID does not carry on any Racing and Gaming Business other than through the Raceco Group. Neither MID nor any of its Subsidiaries (other than the Raceco Group) own or lease any assets used in connection with or otherwise relating to the Racing and Gaming Business, other than the shares of common stock of Raceco.

(j)	HST Registration. MID is a registrant for the purposes of the Excise Tax Act (Canada), and its registration number is ■.

3.2	Representations and Warranties of the Stronach Parties

The Stronach Parties hereby jointly and severally represent and warrant to MID as follows and acknowledge that MID is relying on such representations and warranties in connection with entering into this Agreement and completing the transactions contemplated hereby:

(a)	Existence. Each of the Stronach Parties is organized and validly existing under the laws of its jurisdiction of formation and has all necessary corporate or other power to execute, deliver and perform its obligations under this Agreement.

(b)	Corporate Authority and Enforceability. Each Stronach Party has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by each Stronach Party and is a legal, valid and binding obligation of each Stronach Party, enforceable against it by MID in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Violation. The execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any Stronach Party under (i) any material contract to which a Stronach Party is a party, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of a Stronach Party, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any Stronach Party or (iv) any Applicable Laws.

(d)	No Consents. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by any Stronach Party in connection with the execution and delivery of this Agreement or the consummation by the Stronach Parties of the transactions contemplated by this Agreement, other than (i) consents, approvals, orders, authorizations, declarations or filings that have already been obtained or made and (ii) as may be required in connection with racing, gaming or liquor licenses of the Racing and Gaming Business and in connection with severing real property for conveyancing purposes.

(e)	445 Subco Preference Shares. The authorized share capital of 445 Subco consists of an unlimited number of common shares and 1,000 Class A preference shares, of which the only shares issued and outstanding are ■ common shares and the 445 Subco Preference Shares, all of which are fully paid and non-assessable. The 445 Subco Preference Shares have been validly issued as fully paid and non-assessable shares in the capital of 445 Subco.

(f)	HST Registration. 445 Subco is a registrant for the purposes of the Excise Tax Act (Canada), and its registration number is ■.

3.3	Survival of Representations and Warranties and Covenants

The representations and warranties contained in this Agreement shall survive the Effective Date and shall continue in full force and effect for the applicable limitation period. Except to the extent they have been fully performed at or prior to the Effective Date, the covenants of the parties contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant hereto shall survive the Effective Date and shall continue in full force and effect indefinitely after the Effective Date.

ARTICLE 4

COVENANTS

4.1	Change and Use of Name

The Stronach Parties agree that within 90 days from the Effective Date they shall cause the Transferred Assets to cease any use of, and they shall not use or permit any of their Affiliates to use the name “MI Developments”, “MID” or any derivatives thereof in the style or manner in which they represent themselves or conduct their business.

4.2	Books and Records

All books, records, data, reports and other documents and materials in the possession of the MID Group relating or pertaining to any of the Transferred Assets, any of the Development Property Companies, Raceco or any of their Subsidiaries (the “Books and Records”) shall be delivered to 445 Subco (or retained in the Raceco Group) on the Effective Date. Notwithstanding the foregoing, MID shall be entitled to keep copies (or originals of and supply copies to 445 Subco) of any such Books and Records required to be kept by MID or its Subsidiaries pursuant to Applicable Laws or to file tax returns or make other governmental filings.

4.3	Real Property Deliveries

Without limiting the provisions of Section 4.2 in respect of Books and Records, MID shall, in respect of the Development Properties and the real property of Raceco and its Subsidiaries (to the extent that Raceco or its Subsidiaries are not in possession of such documents), deliver to 445 Subco on the Effective Date the following documents, to the extent within the possession or control of any member of the MID Group:

(a)	all plans, specifications and drawings for all Buildings and all reports relating to the physical condition thereof;

(b)	copies of any reports relating to the environmental or geotechnical condition of the Development Properties;

(c)	copies of any existing surveys, including building location surveys, or surveyor’s real property reports for the Development Properties;

(d)	copies of any current realty tax assessment notices and tax bills relating to the Development Properties together with reasonable detail of any outstanding complaints, applications, reconsiderations of assessments or appeals made by or on behalf of the owners of the Development Properties or by a tenant or by the applicable tax officer or assessor relating to the assessment of property taxes in respect of the Development Properties including any application to the relevant Governmental Entity for a cancellation, reduction or refund of all or a portion of property taxes with respect to the current or prior year;

(e)	complete and accurate copies of any leases, agreements to lease, lease amending agreements, other tenancy agreements affecting the Development Properties;

(f)	details and copies of any outstanding letters of credit or other security or deposits currently held to secure the obligations of any tenants under such leases as well as particulars of any outstanding tenant inducements, allowances, rent free periods, rent abatements, lease take over obligations, tenant improvement obligations, or other subsidies or inducements to which any tenant may be entitled under any such lease;

(g)	copies of all Contracts to which such member of the MID Group is a party affecting the Development Properties, or any of them, including without limitation, any warranties relating to the Buildings, Contracts relating to security, fire alarms, fire safety equipment, garbage removal, janitorial services, pest control and snow removal/landscaping;

(h)	copies of all capital and income expense statements, whether accountant prepared or internally prepared pertaining to the management and operation of the Development Properties during 2008, 2009 and 2010 (including receipted invoices for all amortized capital expenditures) and copies all current capital and operating budgets for the Development Properties for the current calendar year, together with a statement of actual gross revenues and operating costs for the Development Properties for calendar 2008, 2009 and 2010 and for such period of months in the current calendar year as for which same are available, as prepared internally;

(i)	copies of work orders, notices, directives or letters of non-compliance or any other reports issued by any Governmental Entity affecting the Development Properties, if any, including, without limitation, any such items relating specifically to building, zoning, fire, health and elevator inspections, together with copies of all building, occupancy and operating permits, licences, consents or authorizations, if any, with respect to the Development Properties, and together with copies of any notices or other correspondence with any Governmental Entity in respect of such work orders, notices, directives, licences, permits, consents or authorizations, which are in the possession or control of any member of the MID Group;

(j)	copies of any existing title insurance policy and/or solicitor’s title opinions previously issued or delivered, as the case may be, in respect of the Development Properties, whether in favour of the registered owners of the Development Properties or any mortgagee thereof; and

(k)	such other material documents, reports or information relating to the Development Properties and the ownership, maintenance or operation thereof as may be reasonably requested by 445 Subco and as may be within the possession or control of any of the MID Group.

ARTICLE 5

CLOSING ARRANGEMENTS

5.1	Date and Place of Closing

The closing of the transactions contemplated by this Agreement shall occur on the Effective Date and as one of the steps of the Plan of Arrangement. The closing shall take place in the offices of Davies Ward Phillips & Vineberg LLP at Suite 4400, 1 First Canadian Place, Toronto, Ontario or at such other location as may be agreed upon by the parties.

5.2	MID Deliveries

On the Effective Date, MID shall deliver the following to 445 Subco:

(a)	a receipt of MID acknowledging receipt of the 445 Subco Preference Shares;

(b)	transfer documents duly executed and delivered by MID to transfer and convey to 445 Subco the Transferred Assets, in form and substance satisfactory to 445 Subco, acting reasonably;

(c)	the share or other certificates representing the Purchased Shares together with such resolutions of directors consenting to the transfer, assignments or other instruments of transfer duly endorsed in blank, or share powers or other instruments of transfer duly executed in blank, and otherwise in form and substance reasonably acceptable to 445 Subco for transfer of the Purchased Shares to 445 Subco;

(d)	the Books and Records pursuant to Section 4.2; and

(e)	the deliveries in respect of the Development Properties pursuant to Section 4.3.

5.3	Stronach Parties Deliveries

On the Effective Date, 445 Subco shall deliver the following to MID:

(a)	a receipt of 445 Subco acknowledging receipt of the Transferred Assets; and

(b)	the share certificate representing the 445 Subco Preference Shares registered in the name of MID.

5.4	Resignations

MID shall use its commercially reasonable efforts to obtain the resignations of such directors of each of the Development Property Companies, Raceco and the Subsidiaries of Raceco as may be requested by 445 Subco.

ARTICLE 6

INDEMNIFICATION

6.1	Indemnification by the Stronach Parties

The Stronach Parties hereby agree to jointly and severally indemnify and save harmless MID, its Subsidiaries and the officers, directors and employees of MID and its Subsidiaries from and against all Losses suffered or incurred by such persons as a result of or arising directly or indirectly out of or in connection with:

(a)	any breach or inaccuracy of any representation or warranty of any Stronach Party contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto;

(b)	any breach or non-performance by any Stronach Party of any covenant or obligation to be performed by any Stronach Party which is contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto;

(c)	any failure by 445 Subco to pay, satisfy, discharge, perform or fulfil any of the Assumed Liabilities; and

(d)	the Transferred Assets, the operations of the Transferred Assets, including the Racing and Gaming Business and the Development Properties, whether in respect of the period prior to, or on and after, the Effective Date, including the actions, investigations or proceedings listed in the disclosure letter dated the date hereof delivered by MID to 445 and the Trust.

provided, however, that the Stronach Parties shall not be required to indemnify or save harmless the indemnified persons pursuant to paragraph (a) above unless MID shall have provided notice to the Stronach Parties in accordance with Section 6.3 on or prior to the expiration of the applicable time period related to such representation and warranty as set out in Section 3.3.

6.2	Indemnification by MID

MID hereby agrees to indemnify and save harmless the Stronach Parties, their Subsidiaries and the officers, directors and employees of the Stronach Parties and their Subsidiaries from and against all Losses suffered or incurred by such persons as a result of or arising directly or indirectly out of or in connection with:

(a)	any breach or inaccuracy of any representation or warranty of MID contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto, excluding any breach or inaccuracy that 445 or the Trust had knowledge of on the date hereof;

(b)	any breach or non-performance by MID of any covenant or obligation to be performed by MID which is contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto; and

(c)	the Real Estate Business and the operations of the Real Estate Business, whether in respect of the period prior to, or on and after, the Effective Date;

provided, however, that MID shall not be required to indemnify or save harmless the indemnified persons pursuant to paragraph (a) above unless a Stronach Party shall have provided notice to MID in accordance with Section 6.3 on or prior to the expiration of the applicable time period related to such representation and warranty as set out in Section 3.3.

6.3	Notice of Claim

In the event that a party (the “Indemnified Party”) shall become aware of any proceeding or other matter (collectively, a “Claim”) in respect of which the other party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known. If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis.

6.4	Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information in the possession of the Indemnified Party, as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 60-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim, failing which the matter shall be referred to binding arbitration in such manner as the parties may agree or shall be determined by a court of competent jurisdiction.

6.5	Third Party Claims

(a) The Indemnifying Party shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defence of any Third Party Claim and if the Indemnifying Party assumes control, it shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses prior to the time the Indemnifying Party assumed control. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences).

(b) If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to the Third Party Claim.

(c) If any Third Party Claim is of a nature such that the Indemnified Party is required by Applicable Laws to incur losses or make a payment to any person (a “Third Party”) with respect to the Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may incur such Losses or make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party. In addition, the Indemnifying Party shall post all security required by any court, regulatory body or other authority having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(d) If the Indemnifying Party fails to assume control of the defence of any Third Party Claim or defaults in respect of any of its obligations under this Section 6.5 with respect thereto, the Indemnified Party shall have the exclusive right to contest the amount claimed and may settle and pay the same on 14 days’ prior written notice to the Indemnifying Party and the Indemnifying Party shall, thereupon, be deemed to have agreed that such settlement is reasonable and may be agreed to by the Indemnified Party and all other persons liable in respect of the Third Party Claim unless within such 14-day period the Indemnifying Party notifies the Indemnified Party that it is assuming or reassuming control of such defence and thereafter assumes or reassumes such control and does not default.

(e) The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

6.6	Exclusivity

The provisions of this Article 6 shall apply to any Claim for breach of any covenant, representation, warranty or other provision of this Agreement or any agreement, certificate or other document delivered pursuant hereto (other than a claim for specific performance or injunctive relief) with the intent that all such Claims shall be subject to the limitations and other provisions contained in this Article 6.

ARTICLE 7

RIGHT OF REFUSAL

7.1	Right of Refusal

If, and so often as, MID shall receive an offer from a bona fide arm’s length third party (the “Third Party Purchaser”) to purchase, directly or indirectly, all or any part of (i) the properties owned, directly or indirectly, by MID and leased to Magna International Inc. or its Subsidiary (collectively, “Magna”) in Oberwaltersdorf Austria with the municipal address of Magna Strasse 1, or leased in the case of the property located in Aurora, Ontario with the municipal address of 337 and 375 Magna Drive, or (ii) the property owned by MID with the municipal address of 455 Magna Drive, Aurora Ontario, as applicable (each a “ROFR Property”), that MID is willing to accept (the “Offer”), and subject to Magna’s existing right of first refusal in respect of each ROFR Property listed in Section 7.1(i) above, (the “Magna ROFR”), then:

(a)	Prior to accepting the Offer and following the expiry of the Magna ROFR, if applicable, MID shall send a true and complete copy of the Offer to 445 Subco, who shall have 14 days from the receipt of the Offer, in 445 Subco’s sole and absolute discretion, to notify MID in writing that 445 Subco desires to purchase the ROFR Property specified in the Offer (the “Acceptance”), at the purchase price and on the same terms and conditions as set out in the Offer.

(b)	In the event that 445 Subco sends an Acceptance in accordance with the provisions of Section 7.1(a), then 445 Subco shall be obligated to purchase and MID shall be obligated to sell the Property as specified in the Offer, at the purchase price and upon the terms and conditions set out in the Offer.

(c)	In the event that 445 does not send an Acceptance within the 14-day period set out in Section 7.1(a), then MID shall be at liberty to accept the Offer as is or return it to the Third Party Purchaser with any non-material amendments or variations as MID in its sole and absolute discretion desires, including without limitation, a higher (but not lower) purchase price with no financial inducements other than as set out in the Offer. Provided however that any such sale to the Third Party Purchaser shall be closed in accordance with the terms and conditions of the Offer within six months after the expiry of: (i) the 14-day period set out in the Magna ROFR for each ROFR Property under Section 7.1(i) above, and (ii) the 14-day period set out in Section 7.1(a) for the ROFR Property located at 455 Magna Drive, Aurora Ontario, failing which 445 Subco’s right of refusal shall be automatically revived and 445 Subco shall be entitled to exercise its right of refusal provided for under this Section 7.1.

(d)	Upon closing of the transaction of a purchase and sale with the Third Party Purchaser within the time period set out in Section 7.1(c), 445 Subco’s right of refusal shall be extinguished and shall not continue with respect to any subsequent sales by the Third Party Purchaser of the applicable ROFR Property.

(e)	The right of refusal provided for in this Section 7.1 is hereby subordinated by 445 Subco to the Magna ROFR, if applicable, and any mortgage, charge, mortgage bond, debenture, deed of trust or other security interest against the ROFR Property, whenever created, subject to the holder of any such security interest being subject to the right of refusal provided for in this section, and 445 Subco agrees to execute such documents and provide such further assurances as MID may from time to time reasonably request to evidence such subordination.

7.2	Exceptions to Rights of Refusal

Notwithstanding Section 7.1, MID shall be at liberty at any time to (a) convey all or any part of the ROFR Property or an easement thereon to a municipality or other governmental authority having jurisdiction for dedication as public roadway(s) and/or to convey lands and related works to a conservation authority or other governmental authority having jurisdiction for such purposes, or (b) transfer or convey registered or beneficial title to the ROFR Property or any part or parts thereof to any Subsidiary or Affiliate of MID, without, in each case, complying with the provisions of Section 7.1, provided that such Subsidiary or Affiliate first agrees in writing with 445 Subco to be bound by the right of refusal in favour of 445 Subco provided for herein. For greater certainty, Section 7.1 shall not apply to any transaction, whether by way of take-over bid, merger, consolidation, reconstruction, reorganization, arrangement, amalgamation, transfer, sale or otherwise providing for the acquisition of securities of MID.

ARTICLE 8

MISCELLANEOUS

8.1	Amendment

This Agreement may not be amended except by an instrument signed by each of the Parties.

8.2	Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

8.3	Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i)	if to MID:

MI Developments Inc.

455 Magna Drive, 2nd Floor

Aurora, Ontario

L4G 7A9

Attention:                 Rocco Liscio and Vito Ciraco

Telecopier No.:        (905) 726-2593

with a copy to:

Davies Ward Phillips & Vineberg LLP

1 First Canadian Place

100 King Street West

Suite 4400, Box 63

Toronto, Ontario

M5X 1B1

Attention:                 Vincent Mercier and Peter Hong

Telecopier No.:        (416) 863-0871

(ii)	if to a Stronach Party:

14875 Bayview Avenue

Aurora, Ontario

L4G 3G8

Attention                 Belinda Stronach

Telecopier No.:       (905) 726-7494

with a copy to:

Alon Ossip

c/o Miller Thomson LLP

600 - 60 Columbia Way

Markham, Ontario

L3R 0C9

Telecopier No.:        (905) 415-6777

and to:

Miller Thomson LLP

Scotia Plaza, Suite 5800

40 King Street West

Toronto, Ontario

M5H 3S1

Attention:                 John Campbell

Telecopier No.:        (416) 595-8695

and to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street, P.O. Box 85

Toronto, Ontario

M5L 1B9

Attention:                 Edward J. Waitzer and Brian M. Pukier

Telecopier No.:        (416) 947-0866

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was personally delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

Either party may at any time change its address for service from time to time by giving notice to the other party in accordance with this Section 8.3.

8.4	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the Parties shall negotiate in good faith to modify the Agreement to preserve each Party’s anticipated benefits under this Agreement.

8.5	Entire Agreement

This Agreement (together with all other documents and instruments referred to herein) constitute the entire agreement between the Parties concerning the Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties, indemnities or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter of this Agreement except as provided in this Agreement.

8.6	Assignment

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Parties. Notwithstanding the foregoing, the Parties acknowledge that 445 Subco will assign all of its rights under this Agreement to 445 Newco pursuant to the Plan of Arrangement and hereby consent to such assignment. Following the assignment of 445 Subco’s rights under this Agreement to 445 Newco pursuant to the Plan of Arrangement, 445 Newco shall have all of the rights and shall be subject to all of the obligations of 445 Subco under this Agreement.

8.7	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

8.8	Specific Performance

The Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law.

8.9	Contra Proferentum

The Parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

8.10	Further Assurances

The parties agree that the transactions contemplated by the Arrangement Agreement and by this Agreement are intended to effect (a) the transfer by MID to 445 Subco of the entirety of the Racing and Gaming Business and all of the Development Properties and the Milton Properties (which are intended to be the properties that are described under “Real Estate Business – Development Properties” in note 6(a) to MID’s interim consolidated financial statements for the three and nine month periods ended September 30, 2010 as having a book value of $174.462 million as at September 30, 2010, except the properties set out in Schedule D), (b) the retention by MID of the Real Estate Business and (c) a net transfer by MID of cash to, or a net withdrawal by MID of cash from, the Transferred Assets in an amount that is neither greater nor less than the amount of such transfer or withdrawal, as the case may be, that is required pursuant to the Arrangement Agreement. The Parties shall do all such things and provide all such reasonable assurances as may be required to give effect to the intentions of the parties referred to in the preceding sentence and to consummate the transactions contemplated by the Arrangement Agreement and this Agreement, and each Party shall do all such acts and provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purposes and intents of this Agreement and carry out its provisions, whether before or after the Effective Date, including any required transfer of cash, assets or properties.

8.11	No Third Party Beneficiaries

This Agreement is not intended to confer on any person other than the Parties any rights or remedies.

8.12	Time of Essence

Time shall be of the essence of this Agreement.

8.13	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier or electronic mail as if such copies were originals.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF this agreement has been executed by the parties hereto as of the date first written above.

MI DEVELOPMENTS INC.

by
Name:
Title:

Name:
Title:

2272804 ONTARIO LIMITED

by
Name:
Title:

Name:
Title:

2272769 ONTARIO LIMITED

by
Name:
Title:

Name:
Title:

445327 ONTARIO LIMITED.

by
Name:
Title:

THE STRONACH TRUST

by
Name:
Title:

Name:
Title:

SCHEDULE B

DEVELOPMENT PROPERTY COMPANIES

Development Property Company	Authorized and Outstanding Shares	Registered and Beneficial Owner of Outstanding Shares	Foreign Development Property
■ Ontario Inc. (“New Canco”)	An unlimited number of common shares, of which the only shares outstanding are ■ common shares.	MID	Not applicable

■ Ontario Inc. (“New Canco 2”)	An unlimited number of common shares, of which the only shares outstanding are ■ common shares.	MID	Not applicable.

■ (“US Holdco”)	■	New Canco	Troy Lands Land adjacent to 600 Wilshire Drive, Troy, MI

445 Industries Inc.	10,000 common shares, of which the only shares outstanding are 100 common shares.	US Holdco	Salem Lands NW quadrant of M-14 on North Territorial Road and Gotfredson Road, Salem, MI

20003 Delaware Inc.	10,000 common shares, of which the only shares outstanding are 100 common shares.	US Holdco	Magnaville – Remaining Lands SE Corner of Lot along LA HWY No. 105, Simmesport, LA

20004 Delaware LLC	10,000 common shares, of which the only shares outstanding are 2,000 common shares.	US Holdco	Palm Meadows Lands Adjacent to 8898 Lyons Rd, Boynton Beach, FL

20005 Delaware Inc.	30,000 common shares, of which the only shares outstanding are 2,000 common shares.	US Holdco	San Luis Rey Downs 5772 Camino Del Rey, Bonsall, CA

MI Developments Maryland LLC	30,000 common shares, of which the only shares outstanding are 1,500 common shares.	US Holdco	Howard County property, located adjacent to Laurel Park in Howard County, Maryland

MID Romulus LLC	30,000 common shares, of which the only shares outstanding are 28,225 common shares.	US Holdco	Romulus Lands NE quadrant of Vining and Wick Roads, Romulus, MI

[New UKco]	■	New Canco	Golden Valley Mill, the lands on the north side of Bath Road, South Goloucestershire, England

[New Austco]	■	New Canco	The land adjacent to 164 Neudorf, Ilz Austria Domino Suites Strusse 1 Ebreichsdorf, Niederosterreich, Austria

[New Mexco]	■	New Canco	Saltillo property Parque Industrial Santa Maria, Ramos Arizpe, Coahuila, Mexico

[To insert nominee companies holding legal title to Development Properties.]

SCHEDULE C

PURCHASED ONTARIO REAL PROPERTIES

1.	The following Aurora lands as identified in the site plan for the Aurora lands dated January 25, 2011:

Plan Area
L M K J H B G F E I A

Aurora North Lands – Residential South

Aurora North Lands – Residential North

Aurora North Lands – Commercial East

Aurora North Lands – Commercial West

Aurora South Lands

Magna A & E Building (B plus part C)

East of Stronach Blvd.

West of Stronach Blvd.

Medial Arts

Leslie and Wellington Commercial Building

Bayview and Wellington Commercial Building

Aggregating approximately 204 acres, more or less, and outlined in the site plan for the Aurora lands dated January 25, 2011 excluding the hatched areas identified therein, which are to be retained by MID, such area to be further delineated in the course of obtaining the severance.

2.	Newpark Blvd., East Section NEWMARKET PIN: 03623-0323; 03623-1585 Parts of Blocks 1 and 2, Plan 65M-2559; VACANT LAND

3.	2 Clearview Drive TILLSONBURG PIN 00035-0147 Part Lots 2 & 3, Conc. 5, Part 7, Plan 41R-3393 VACANT LAND

4.	Jane/Rutherford Land adjacent to 401 Caldari Road VAUGHAN PIN: 03276-0728 Part Lot 15, Conc. 4

5.	TESMA CAMPUS – portion of campus (400 Tesma Way) VAUGHAN PINs 03276-0012; 03276-0719; and (also PIN 03276-0755 – small part purchased from CNR in 2005) Part Lot 15, Concession 4

SCHEDULE D

PURCHASED SHARES

Vendor	Shares or Partnership Interests
MID	■ common shares of ■ Ontario Inc. (“New Canco”)

MID	■ common shares of ■ Ontario Inc. (“New Canco 2”)

MID	[To insert nominee companies holding legal title to Development Properties.]

SCHEDULE E

EXCLUDED DEVELOPMENT PROPERTIES

1.	500 Highway No. 3 TILLSONBURG PIN: 00035-0159 Part of Lot 1, Conc. 5 and Part of Lot 1, Conc. 6; Part 1, Plan 41R-3501 VACANT LAND PA Consent on 332597

2.	Work in progress in respect of U.S.$3.624 million of: (i) an assembly hall in Obertshausen Germany, and (ii) renovation of roof hall skylights in Weikersdorf, Germany.

SCHEDULE D

FORBEARANCE AGREEMENT

FORBEARANCE AGREEMENT

FORBEARANCE AGREEMENT dated as of the ■ day of ■, 2011 (the “Effective Date”), between MI DEVELOPMENTS INC., a corporation organized under the laws of the Province of Ontario, Canada (including any successor thereto, “MID”), and ■, a ■ organized under the laws of ■ (including any successor thereto, “■”).

W I T N E S S E T H:

WHEREAS MID proposes to consummate an arrangement (the “Arrangement”) involving, among others, MID and its shareholders under the provisions of section 182 of the Business Corporations Act (Ontario) contemporaneously with the execution of this Agreement;

AND WHEREAS the Arrangement contemplates, among other things, the elimination of MID’s dual class share structure in consideration for, among other things, the indirect transfer of MID’s horse racing and gaming assets (the “Transferred Business”) to a subsidiary of 445327 Ontario Limited;

AND WHEREAS MID intends, for the express benefit of the holders from time to time of its outstanding Common Shares (the “Shares”), to set forth in a manner enforceable by such holders against MID the restrictions on MID’s conduct as specified herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Definitions. For the purposes of this Agreement, the following terms shall have the definitions assigned to them below:

(a)	“Affiliate” has the meaning specified in Rule 12b-2 under the Exchange Act.

(b)	“Associate” has the meaning specified in Rule 12b-2 under the Exchange Act.

(c)	“Control” and “Controlled” have the meanings specified in Rule 12b-2 under the Exchange Act.

(d)	“Controlled Affiliate” means any Affiliate that is Controlled by MID after the Effective Date.

(e)	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any successor statute.

(f)	“Person” includes an individual, sole proprietorship, company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, limited liability company, trust, corporation, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative.

(g)	“Shareholder Approval” means the approval of the relevant matter by (i) 2/3rds of the votes cast, in person or by proxy, by holders of the Shares at a duly called meeting of such holders, or (ii) by written consent or resolution (which may be signed in counterpart) of holders representing at least 2/3rds of the outstanding Shares.

(h)	“Subsidiary” means, in respect of a Person, any other Person in which 50% or more of the outstanding equity or voting securities are owned by such Person and/or any of such Person’s Subsidiaries.

2. Forbearance. MID hereby covenants and agrees with ■ that neither MID nor any of its Controlled Affiliates shall, after the date hereof: (i) enter the horseracing or gaming business; (ii) make any debt or equity investment in, or otherwise give financial assistance to, any entity primarily engaged in the horseracing or gaming business (a “Racing Entity”); or (iii) enter into any transactions with, or provide any services or personnel to, a Racing Entity. Notwithstanding the foregoing, MID may provide transitional services to the Transferred Business for a commercially reasonable transition period.

3. Waiver. MID hereby waives any failure or delay on the part of ■ or any third party beneficiary hereof in asserting or enforcing any of its rights or in making any claims or demands hereunder.

4. Amendment and Termination. This Agreement shall not be amended or terminated without Shareholder Approval, nor shall ■ waive any obligation of MID hereunder without Shareholder Approval.

5. Rights of MID Shareholders. All registered and beneficial holders of Shares, from time to time, shall, in their capacity as such holders, be intended third-party beneficiaries of this Agreement; provided that the third-party beneficiary rights of any such holder shall be limited to (i) the right to demand that MID abide by its covenants under this Agreement and (ii) the right to proceed solely against MID to enforce MID’s covenants under this Agreement.

6. Successors or Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

7. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF.

IN WITNESS WHEREOF, MID and ■ have each caused this Agreement to be executed and delivered as of the day and year first above written by their respective officers thereunto duly authorized.

MI DEVELOPMENTS INC.

by
Name:
Title:

Name:
Title:

■

by
Name:
Title:

Name:
Title:

SCHEDULE E

ADJUSTED WORKING CAPITAL

Adjusted Working Capital

	Racing & Gaming Business	Preliminary 31-Dec-10 Adjustments	Adjusted Racing & Gaming Business
Current assets:
Cash and cash equivalents	18,187		18,187
Restricted cash	9,243		9,243
Accounts receivable	28,482		28,482
Income taxes receivable (1)	491		491
Receivable from reorganized MEC	26,953	(26,953)	—
Inventories	4,804		4,804
Prepaid expenses and other	6,006		6,006

	94,166	(26,953)	67,213
Current liabilities:
Bank indebtedness	—		—
Accounts payable	21,984		21,984
Accrued salaries and wages	6,554		6,554
Other accrued liabilities	22,485		22,485
Income taxes payable	—		—
Due to MEC	—		—
Long-term debt due within one year	—		—
Deferred revenue	3,909		3,909
Due to Real Estate Business (2)	38,527	(38,527)	—

	93,459	(38,527)	54,932
Net Working Capital (3)	707	11,574	12,281

Additional working capital required			7,719

(1)	Lone Star Park (LSP) proceeds from bankruptcy settlement
(2)	Funding from the Real Estate Business including LSP proceeds
(3)	Does not include the working capital in the equity investments in MJC and VGP

Exhibit C

AGREEMENT REGARDING ARRANGEMENT

Reference is made to (a) the support agreement (the “Support Agreement”) entered into among certain shareholders (each an “Initiating Shareholder”, and collectively the “Initiating Shareholders”) of MI Developments Inc. (“MID”) and 445327 Ontario Limited (“445”) between December 20, 2010 and December 22, 2010 pursuant to which such parties agreed to cause their Class A Shares and Class B Shares to be voted in favour of the Arrangement Resolution, subject to the terms and conditions of such agreement and (b) the arrangement agreement (the “Arrangement Agreement”) dated the date hereof among MID, 445 and the Stronach Trust. Capitalized terms used but not otherwise defined herein shall have the meanings set out in the Arrangement Agreement.

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are acknowledged, each of the Initiating Shareholders, MID, 445 and the Stronach Trust agree as follows:

1. Each Initiating Shareholder (in respect of itself only and based solely on its own review and not on any representations or advice from any other Initiating Shareholder) acknowledges and agrees that it has reviewed drafts of the definitive documents for the Arrangement dated January 29, 2011 (the “Draft Documents”) (being the Arrangement Agreement, the Plan of Arrangement in the form attached to the Arrangement Agreement, the Transfer Agreement in the form attached to the Arrangement Agreement and this Agreement) and that it shall not exercise any right of termination pursuant to sections 5(a) or 5(b) of the Support Agreement provided that the executed versions of such definitive documents are substantially in the form of the Draft Documents.

2. On the Effective Date and conditional on the closing of the Arrangement, MID shall reimburse the Initiating Shareholders (which for greater certainty excludes 445, whose fees shall be reimbursed in accordance with section 6.3 of the Arrangement Agreement) for or, as applicable, pay on their behalf: (a) their reasonable legal and advisory fees incurred and to be incurred in connection with the Arrangement (to the extent that such fees have not already been paid by MID pursuant to the letter agreement dated January 28, 2011), excluding, for greater certainty, fees in connection with any enforcement proceedings taken pursuant to section 7, and (b) their reasonable legal and advisory fees paid to Voorheis & Co. LLP (“Voorheis”) and Thornton Grout Finnigan LLP prior to the date of the Support Agreement in connection with their investment in MID up to an aggregate maximum of US$1,000,000 for all Initiating Shareholders for all such fees. The Initiating Shareholders, through Voorheis or a Designated Person (as defined below), shall provide MID with the amount of and payment instructions for the fees to be reimbursed pursuant to this section 2, together with copies of the applicable invoices, at least three Business Days prior to the expected Effective Date (and MID shall provide Voorheis or the Designated Person, as applicable, with at least seven Business Days notice of the expected Effective Date). The payment of the amount of fees to be reimbursed pursuant to this section 2 by MID in accordance with the payment instructions provided by Voorheis or the Designated Person, as applicable, shall satisfy and fully discharge MID’s reimbursement obligations pursuant to this section 2.

3. MID agrees with the Initiating Shareholders (a) that it will comply with its obligations under sections 2.1, 2.2, 2.8, 4.3(a) and 4.3(c) of the Arrangement Agreement, (b) not to extend the Outside Date or the time for the performance of any of the obligations or other acts of the parties to the Arrangement Agreement without the prior approval of the Initiating Shareholders, (c) not to amend the Arrangement Agreement, the Plan of Arrangement, the Transfer Agreement or the Releases, or waive compliance with any of the agreements of the parties to the Arrangement Agreement or with any conditions to its own obligations, in each case in a manner that is adverse to the Initiating Shareholders in a material respect, without the prior approval of the Initiating Shareholders, and (d) not to terminate the Arrangement Agreement pursuant to section 6.1(a) of the Arrangement Agreement without the prior approval of the Initiating Shareholders. MID shall permit Blake, Cassels & Graydon LLP to review and comment on the Circular, all documents sent with the Circular, all documents filed with the Court in connection with the Interim Order and the Final Order and any amendments thereto, recognizing that whether or not such comments are ultimately included will be determined by MID, acting reasonably.

4. Each of 445 and the Stronach Trust agrees with the Initiating Shareholders that it will comply with its obligations under sections 2.1, 2.8, 4.3(a) and 4.3(c) of the Arrangement Agreement, as applicable, other than as may be consented to by the Initiating Shareholders.

5. The parties acknowledge and agree that an award of money damages would be inadequate for any breach of section 3 or 4 of this Agreement by MID, 445 or the Stronach Trust, as applicable, and any such breach would cause the Initiating Shareholders irreparable harm. Accordingly, the parties agree that, in the event of any breach or threatened breach of sections 3 or 4 of this Agreement by MID, 445 or the Stronach Trust, as applicable, the Initiating Holders will be entitled, without the requirement of posting a bond or other security, to remedies of injunctive relief and specific performance. Such remedies shall be the exclusive remedies for any breach of sections 3 or 4 of this Agreement or the Arrangement Agreement by MID, 445 or the Stronach Trust, as applicable. Notwithstanding the foregoing, this section 5 shall not preclude the Initiating Shareholders from bringing any action in the name and on behalf of MID under section 246 of the Business Corporations Act (Ontario) or any successor provision to enforce the Arrangement Agreement.

6. In taking any actions to provide their consent under section 3 or 4 of this Agreement, the Initiating Shareholders shall act solely through a person designated by Initiating Shareholders holding more than 50% of the aggregate Class A Shares held by the Initiating Shareholders (the “Designated Person”). In respect of any consent of the Initiating Shareholders requested pursuant to section 3 or 4, the Designated Person shall not provide such consent without obtaining the approval or consent of Initiating Shareholders holding more than 50% of the aggregate Class A Shares held by the Initiating Shareholders , and MID, 445 and the Stronach Trust shall be permitted to rely on any consent provided by the Designated Person and shall not be obligated to deal with a multiplicity of Initiating Shareholders. Any consent provided by the Designated Person shall be binding upon all Initiating Shareholders as if made by each of them directly. If a Designated Person does not respond to a request for approval or consent on behalf of the Initiating Shareholders within seven days of the request, the approval or consent of the Initiating Shareholders for the applicable matter shall be deemed to have been given.

7. No Initiating Shareholder may seek to enforce section 3 or 4 of this Agreement unless such enforcement has been approved by Initiating Shareholders holding more than 50% of the aggregate Class A Shares held by the Initiating Shareholders.

8. Notwithstanding Section 3(b) of Schedule B to the Support Agreement, 445’s voting of its Class B Shares of MID on the resolution for the election of the persons nominated by the Initiating Shareholders to be directors of MID shall be governed by this Agreement and not by Section 3(b) of Schedule B to the Support Agreement. 445 may vote its Class B Shares of MID on the resolution for the election of the persons nominated by the Initiating Shareholders to become directors of MID at the Effective Time (which shall be a separate resolution from the resolution to approve the Plan of Arrangement) and 445 shall not, directly or indirectly, nominate or vote for the election of any other persons to become directors of MID at the Effective Time.

9. MID represents and warrants to and in favour of each of the Initiating Shareholders as follows and acknowledges that each of the Initiating Shareholders is relying on such representations and warranties in entering into this Agreement:

(a)	MID has filed with all applicable Governmental Entities true and complete copies of all documents that MID is required by applicable Securities Laws to file therewith. Such documents, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each such document at the time filed complied in all material respects with the requirements of applicable Securities Laws.

(b)	Since September 30, 2010, there have been no amendments to the Magna Leases (excluding any Magna Leases identified in the disclosure letter dated the date hereof) outside of the ordinary course of business that would result in a material adverse change to the income or value of the Real Estate Business. “Magna Leases” means the real property leases between MID or any of its Subsidiaries, on the one hand, and Magna International Inc. or any of its Subsidiaries, on the other hand.

(c)	Since December 22, 2010, MID and its Subsidiaries have not entered into any transaction or series of related transactions with 445, the Trust, the directors or officers of MID or of any of its Subsidiaries, or any of their Affiliates or immediate family members, with a value in excess of $2 million, other than (i) as publicly disclosed prior to the date hereof or as disclosed in the disclosure letter dated the date hereof, (ii) pursuant to the Pre-Arrangement Reorganization or the Arrangement Agreement, (iii) transactions solely between MID and any of its Subsidiaries or solely between Subsidiaries of MID, or (iv) transactions in respect of the Racing and Gaming Business or the Development Properties (for greater certainty, any funding by MID or its Subsidiaries (other than Raceco and its Subsidiaries or the Development Property Companies) of the Racing and Gaming Business or the Development Properties shall be subject to section 4.1 of the Arrangement Agreement).

10. MID shall give prompt notice to Blake, Cassels & Graydon LLP of the occurrence of any event which would cause any representation or warranty in section 9 of this Agreement to be untrue or inaccurate in any material respect at the Effective Time. If any of the representations and warranties in section 9 of this Agreement shall not be true and correct in all material respects at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, or a certificate dated the Effective Date to that effect shall not have been delivered by MID, the Designated Person may elect to require MID, 445 and the Trust to not close the Arrangement and to terminate the Arrangement Agreement. No such election may be made if (a) Initiating Shareholders holding 10% or more of the aggregate Class A Shares held by the Initiating Shareholders had knowledge of the applicable breach or inaccuracy of the representation or warranty on the date hereof, (b) the Initiating Shareholders had previously consented (in the manner contemplated by section 6) to the matter giving rise to such breach or inaccuracy or (c) in the case of a breach or inaccuracy of the representation and warranty in section 9(c) of this Agreement, such breach has been cured by 445 or the Trust. In making the election pursuant to this section 10, the Initiating Shareholders shall act solely through the Designated Person. The Designated Person shall not make such election without first obtaining the written approval of (a) Initiating Shareholders holding in excess of 50% of the Class A Shares held by the Initiating Shareholders and (b) holders of Class A Shares holding more than 33-1/3% of the outstanding Class A Shares immediately prior to making such election, and MID shall be permitted to rely on any election provided by the Designated Person and shall not be obligated to deal with a multiplicity of Initiating Shareholders. Any election made by the Designated Person with such prior written approval shall be binding upon all Initiating Shareholders as if made by each of them directly. The election contemplated by this section shall be the Initiating Shareholders’ sole remedy arising under this Agreement for any breach or inaccuracy of the representations and warranties in section 9 of this Agreement.

11. As soon as reasonably available, MID shall provide to Blake, Cassels & Graydon LLP statements disclosing (a) the cash position of MID, (b) indebtedness of MID for borrowed money and (c) the rental revenue from the Real Estate Business, in each case as at and for the year ended December 31, 2010, the three-months ended March 31, 2011 and for each calendar month thereafter until the Effective Date. Such statements shall be reviewed by the auditors of MID prior to delivery to Blake, Cassels & Graydon LLP.

12. MID shall provide Blake, Cassels & Graydon LLP with a copy of (a) all notices provided or received by it pursuant to the Arrangement Agreement, (b) all amendments to the Arrangement Agreement and (c) all waivers provided or received by it pursuant to the Arrangement Agreement.

13. Each Initiating Shareholder covenants in favour of 445 that it will not at any time on or after the date of this Agreement and before 180 days after the Effective Time enter into any agreement or arrangement (other than this Agreement) with any other shareholder of MID relating in any way to the manner in which it will exercise or not exercise its voting rights respecting shares of MID (otherwise than in favour of the Plan of Arrangement) unless such agreement or arrangement is entered into in response to an event, action or matter that arises after the Effective Time and was not contemplated or anticipated by the Initiating Shareholders before the Effective Time.

14. If any Initiating Shareholder, alone or together with one or more persons with whom such Initiating Shareholder does not deal at arm’s length for the purposes of the Income Tax Act (Canada), is, or prior to the Effective Time becomes, the beneficial owner of 10% or more of the issued and outstanding Class A Shares or 10% or more of the issued and outstanding Class B Shares, then such Initiating Shareholder shall not dispose of any of its shares of MID before the Effective Time to a person who is not related to such Initiating Shareholder for the purposes of the Income Tax Act (Canada) or to a partnership.

15. MacKenzie Financial Corporation (“MFC”), being one of the Initiating Shareholders, shall cause those of its funds on behalf of which MFC signed the Support Agreement which are corporations not to acquire any additional Class A Shares and Class B Shares before the Effective Date either directly or indirectly by way of options, swaps, future or forward contracts, hedging contracts or similar transactions.

16. This Agreement is an agreement between each Initiating Shareholder and MID, 445 and the Stronach Trust, and no Initiating Shareholder has an agreement with any other Initiating Shareholder and no Initiating Shareholder may enforce this Agreement against any other Initiating Shareholder. Only MID, 445 or the Stronach Trust may enforce this Agreement against an Initiating Shareholder. Each Initiating Shareholder confirms that in negotiating and executing this Agreement it did not intend and did not become a “group” (as defined in Rule 13d of the United States Securities Exchange Act of 1934) with any other Initiating Shareholder with respect to the matters contemplated herein. This Agreement may not be amended without the written consent of holders of a majority of the Class A Shares held by all Initiating Shareholders. This Agreement is not intended to confer on any person other than the parties any rights or remedies.

17. Each Initiating Shareholder and 445 confirms and agrees that the Support Agreement remains in full force and effect, subject to this Agreement.

18. This Agreement shall be governed by the laws of the Province of Ontario and shall take effect upon the execution and delivery of this Agreement or a counterpart hereof by each of the Initiating Shareholders. For purposes of the enforcement of this Agreement and the Arrangement Agreement, the parties hereby irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Ontario.

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DATED the 31st day of January, 2011.

MI DEVELOPMENTS INC.

By:	/s/ Vito Ciraco
Name:
Title:

/s/ Rocco Liscio
Name:
Title:

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	President

THE STRONACH TRUST

By:
Name:
Title:

/s/ Belinda Stronach
	Name:	Belinda Stronach
	Title:	Trustee

Owl Creek Asset Management, L.P.
(Print Name of Initiating Shareholder)

/s/ Daniel Sapadin
(Signature of Initiating Shareholder or Authorized Signatory)

Daniel Sapadin, COO
(Print Name and Title)

Mackenzie Financial Corporation
(Print Name of Initiating Shareholder)

/s/ Lawrence Chin
(Signature of Initiating Shareholder or Authorized Signatory)

Lawrence Chin, Senior Vice President
(Print Name and Title)

North Run Master Fund, LP
(Print Name of Initiating Shareholder)

/s/ Thomas B. Ellis
(Signature of Initiating Shareholder or Authorized Signatory)

Thomas B. Ellis, North Run Advisors, LLC (the general partner of the special general partner of North Run Master Fund, LP
(Print Name and Title)

Franklin Templeton Investments Corp.
(Print Name of Initiating Shareholder)

/s/ Brad Beuttenmiller
(Signature of Initiating Shareholder or Authorized Signatory)

Brad Beuttenmiller, Senior Vice President & Chief Counsel, Canada
(Print Name and Title)

/s/ Dennis C. Tew
(Signature of Initiating Shareholder or Authorized Signatory)

Dennis C. Tew, Senior Vice President & Chief Financial Officer
(Print Name and Title)

Tyndall Capital Partners
(Print Name of Initiating Shareholder)

/s/ Marc Lawrence
(Signature of Initiating Shareholder or Authorized Signatory)

Marc Lawrence – Managing Director
(Print Name and Title)

Hotchkis and Wiley Capital Management, LLC
(Print Name of Initiating Shareholder)

/s/ Anna Marie Lopez
(Signature of Initiating Shareholder or Authorized Signatory)

Anna Marie Lopez, Chief Operating Officer
(Print Name and Title)

Bradford J. Shingleton
(Print Name of Initiating Shareholder)

/s/ Bradford J. Shingleton
(Signature of Initiating Shareholder or Authorized Signatory)

Bradford J. Shingleton, Class “A” Shareholder
(Print Name and Title)

FCF Family Investments, LLC
(Print Name of Initiating Shareholder)

/s/ Frederick C. Foote
(Signature of Initiating Shareholder or Authorized Signatory)

Frederick C. Foote, Manager
(Print Name and Title)

Theresa M. Foote
(Print Name of Initiating Shareholder)

/s/ Theresa M. Foote
(Signature of Initiating Shareholder or Authorized Signatory)

(Print Name and Title)

Don L. Foote Trust No. 1
(Print Name of Initiating Shareholder)

/s/ Kenneth J. Foote
(Signature of Initiating Shareholder or Authorized Signatory)

Kenneth J. Foote, Trustee
(Print Name and Title)

The Mangrove Partner Fund, L.P.
(Print Name of Initiating Shareholder)

/s/ Nathaniel August
(Signature of Initiating Shareholder or Authorized Signatory)

Nathaniel August, Director of General Partner
(Print Name and Title)

CFG Trust No. 1
(Print Name of Initiating Shareholder)

/s/ Cheryl F. Groenendyke
(Signature of Initiating Shareholder or Authorized Signatory)

Cheryl F. Groenendyke – Trustee
(Print Name and Title)

Blake Ashdown
(Print Name of Initiating Shareholder)

/s/ Blake Ashdown
(Signature of Initiating Shareholder or Authorized Signatory)

Blake Ashdown
(Print Name and Title)

Donald Smith & Co., Inc.
(Print Name of Initiating Shareholder)

/s/ Richard L. Greenberg
(Signature of Initiating Shareholder or Authorized Signatory)

Richard L. Greenberg, Senior Vice President
(Print Name and Title)

Octagon Insurance Group, Ltd.
(Print Name of Initiating Shareholder)

/s/ Kenneth J. Foote
(Signature of Initiating Shareholder or Authorized Signatory)

Kenneth J. Foote, V.P. and Director
(Print Name and Title)

Dennis S. Moran
(Print Name of Initiating Shareholder)

/s/ Dennis S. Moran
(Signature of Initiating Shareholder or Authorized Signatory)

(Print Name and Title)

John S. Moran
(Print Name of Initiating Shareholder)

/s/ John S. Moran
(Signature of Initiating Shareholder or Authorized Signatory)

(Print Name and Title)

Inky Investments
(Print Name of Initiating Shareholder)

/s/ Cheryl F. Groenendyke
(Signature of Initiating Shareholder or Authorized Signatory)

Cheryl F. Groenendyke - Manager
(Print Name and Title)

Carl E. Berg
(Print Name of Initiating Shareholder)

/s/ Carl E. Berg
(Signature of Initiating Shareholder or Authorized Signatory)

Carl E. Berg, as an indvidual and as manager of Berg & Berg Enterprise
(Print Name and Title)

FARALLON CAPITAL PARTNERS, L.P.

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

FARALLON CAPITAL (AM) INVESTORS, L.P.

BY:	FARALLON PARTNERS, L.L.C.,
THEIR GENERAL PARTNER

By:	/s/ Daniel J. Hirsch
Name:	Daniel J. Hirsch
Title:	Managing Member

SHAREHOLDER	CLASS A SHARES HELD
FARALLON CAPITAL PARTNERS, L.P.	483,630
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.	375,575
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.	39,400
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.	1,479,438
FARALLON CAPITAL (AM) INVESTORS, L.P.	41,073

No Class B Shares held.

Exhibit D

SUPPORT AGREEMENT

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are acknowledged, the shareholders (each a “Shareholder”, and collectively the “Supporting Shareholders”) of MI Developments Inc. (the “Company”) listed in the attached Schedule A, and such other direct or indirect shareholders of the Company who may execute a counterpart of this Agreement, agree as follows with respect to a plan of arrangement or other form of transaction (the “Transaction”) substantially on the terms and subject to the conditions set out in the attached Schedule B. For this purpose, each of the Supporting Shareholders further agrees as follows with respect to itself:

1.	Certain shareholders of the Company (the “Initiating Shareholders”) have entered into a support agreement with 445327 Ontario Limited (“445”) dated December 22, 2010 (the “Initiating Shareholders Support Agreement”) with respect to the Transaction.

2.	The Initiating Shareholders have proposed, with the support of 445, the Transaction to the board of directors (the “Board”) of the Company and requested that the Board take all action required to implement the Transaction as soon as reasonably practicable in accordance with all applicable legal and regulatory requirements.

3.	Each Shareholder agrees to vote (or cause to be voted) all Class A Subordinate Voting Shares and Class B Shares of the Company (the “Shares”) owned or controlled by that Shareholder in favour of the Transaction.

4.	Each Shareholder confirms that it owns or controls the class and number of Shares set out below its signature on the counterpart executed by it and has the authority to vote or direct the voting of such Shares as contemplated by this Agreement.

5.	For so long as this Agreement remains in effect, as to each Shareholder, each Shareholder shall not sell or otherwise transfer any Shares or take any other action that would prevent it from carrying out its obligations under this Agreement except that the Shareholder may sell or otherwise transfer all or part of the Shares to a person, corporation or entity that agrees to be bound by the terms hereof and executes a counterpart to this Agreement.

6.	Each Shareholder has the right to terminate its obligations under this Agreement by giving notice to the Company if:

(a)	the terms of the Transaction are changed from those set out in Schedule B in a manner that is adverse to that Shareholder or to all Initiating Shareholders and Supporting Shareholders in a material respect;

(b)	the Shareholder, acting reasonably, determines that the definitive documents do not reflect the terms contemplated in Schedule B in a manner that is materially adverse to the Shareholder;

(c)	the execution of definitive documentation relating to the transaction has not occurred by January 31, 2011 or the transaction has not been implemented by June 30, 2011;

(d)	the meeting of shareholders of the Company to approve the Transaction has occurred;

(e)	this Agreement has not been signed (by joinder or counterpart) on or before January 31, 2011 by holders of Class B Shares which constitutes a “majority of the minority” of such shares for purposes of National Instrument 61-101 (excluding in such calculation Shares held by the Magna Deferred Profit Sharing Plan (Canada)); or

(f)	less than 30% of all outstanding Class A Subordinate Voting Shares remain subject to this Agreement or the Initiating Shareholders Support Agreement.

445 agrees to promptly notify each Shareholder if it becomes aware of the occurrence of any of the foregoing events except for the event referred to in (d) above.

7.	Each Shareholder confirms that it has been a long-time investor in the Company and has sufficient knowledge of and access to information concerning the Company and its Shares to decide to enter into this Agreement. Each Shareholder further confirms that any factors peculiar to that Shareholder, including non-financial factors, that were considered relevant by that Shareholder in assessing the terms of the Transaction did not have the effect of reducing the consideration that otherwise would have been considered acceptable by that Shareholder. Nothing in this paragraph shall be construed as meaning or implying that the Shareholder possesses any undisclosed information relating to the Company.

8.	Each Shareholder confirms that the following statement is X or is not (check as applicable) accurate in respect of the Shareholder:

The Shareholder is not (i) an “interested party” (as defined in National Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“NI 61-101”)) in respect of the Transaction, (ii) a “related party” (as defined in NI 61-101) of an “interested party” in respect of the Transaction or (iii) acting “jointly or in concert”, as determined in accordance with section 91 of the Securities Act (Ontario), with an “interested party” in respect of the Transaction or with a “related party” of an “interested party” in respect of the Transaction.

9.	Each Shareholder agrees to execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction as contemplated by this Agreement.

10.	445 agrees to vote (or cause to be voted) all Shares owned or controlled by 445 in favour of the Transaction and agrees to execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction as contemplated by this Agreement.

11.	This Agreement is an agreement between each Shareholder and 445, and no Shareholder has an agreement with any other Shareholder and no Shareholder may enforce this Agreement against any other Shareholder. Only 445 may enforce this Agreement against a Shareholder. There are no third party beneficiaries of this Agreement, except the Initiating Shareholders and Supporting Shareholders. Each Shareholder confirms that in negotiating and executing this Agreement it did not intend and did not become a “group” (as defined in Rule 13d of the Securities Exchange Act) with any other Shareholder with respect to the matters contemplated herein. This Agreement may not be amended without the written consent of holders of a majority of the Class A Shares and Class B Shares held by all Initiating Shareholders and Supporting Shareholders.

(Remainder of page intentionally left blank. Signature page follows.)

This Agreement shall be governed by the laws of the Province of Ontario and shall take effect upon the execution and delivery of this Agreement or a counterpart hereof by each of the Supporting Shareholders listed in Schedule A.

DATED the 31st day of January, 2011.

MIC TRUST

/s/ Atul Mehta /s/ Michael Bacci
(Signature of Shareholder or Authorized Signatory)

Atul Mehta Michael Bacci
Trustee Trustee
(Print Name and Title)

NIL
(Number of Class A Subordinate Voting Shares Held)

56,048
(Number of Class B Shares Held)

Owned
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) and Registered Shareholder(s))

MAGNA INTERNATIONAL INC.

/s/ Jeffrey O. Palmer /s/ Bassem A. Shakeel
(Signature of Shareholder or Authorized Signatory)

Jeffrey O. Palmer Bassem A. Shakeel
EVP & CFO VP & Secretary
(Print Name and Title)

NIL
(Number of Class A Subordinate Voting Shares Held)

45,870
(Number of Class B Shares Held)

Owned
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) and Registered Shareholder(s))

MAGNA INTERNATIONAL INC.

/s/ Vincent J. Galifi /s/ Bassem A. Shakeel
(Signature of Shareholder or Authorized Signatory)

Vincent J. Galifi Bassem A. Shakeel
EVP & CFO VP & Secretary
(Print Name and Title)

NIL
(Number of Class A Subordinate Voting Shares Held)

55,797
(Number of Class B Shares Held)

Controlled
Magna Deferred Profit Sharing Plan
(Canada)
(Indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) and Registered Shareholder(s))

445327 ONTARIO LIMITED

By:	/s/ Belinda Stronach
Name: Belinda Stronach
Title: President

SCHEDULE A

SUPPORTING SHAREHOLDERS

MIC Trust

Magna International Inc.

Magna Deferred Profit Sharing Plan (Canada)

SCHEDULE B

TERM SHEET

1.	Definitions:

(a)	“MID” means MI Developments Inc. and its subsidiaries.

(b)	“Group 1 Assets and Liabilities” means:

(1)	the subsidiaries and assets of MID which comprise the totality of the horseracing and gaming assets of MID, including:

•	Santa Anita Park

•	Golden Gate Field

•	Maryland Jockey Club (Pimlico Race Course, Laurel Park, and the Bowie training facility)

•	Gulfstream Park and associated retail development

•	Portland Meadows

•	Horseracing technology assets including XpressBet , AmTote, and HRTV LLC

•	Joint Venture Interests in connection with the above assets.

(2)	all properties owned by MID as described under “Real Estate Business – Development Properties” in note 6(a) of the notes to the interim consolidated financial statements of MID having a book value of $174.462 million for the three months ended September 30, 2010;

(3)	the residential zoned property known as “French Creek”;

(4)

cash such that the Group 1 Assets and Liabilities shall include on January 1, 2011 $20 million of adjusted working capital, provided that the maximum cash amount payable by MID to STco does not exceed $20 million (excluding restricted cash). For these purposes, adjusted working capital shall mean cash and cash equivalents, restricted cash, trade accounts receivable (net of doubtful accounts), operating inventories and prepaid expenses less all current liabilities (including accounts payable, long term liabilities due in the year, accrued salaries and wages, other accrued liabilities, income tax payables and deferred revenues). Attached as Exhibit A is a schedule of adjusted working capital as of October 31, 2010; and

(5)	the liabilities consisting of all liabilities associated with or arising out of the properties described in paragraphs (1) and (2) above (the “Group 1 Liabilities”); provided that the Group 1 Liabilities shall not include liabilities between MID, on the one hand, and STco, on the other hand;

(6)	To the extent any Group 1 Assets are sold or insurance proceeds are collected with respect thereto after the date hereof, any consideration received from such sale or insurance proceeds shall constitute Group 1 Assets;

(7)	all trademarks, patents, goodwill and other intellectual and intangible property and books and records in respect of the assets described above.

(c)	“ST Shareholder” means the corporation controlled by the Stronach Trust that owns Class B Shares of MID.

(d)	“Public Shareholders” means all shareholders of MID other than the ST Shareholder.

2.	By way of a plan of arrangement under the Business Corporations Act (Ontario) or other form of transaction as may be agreed to by the parties, MID shall re-organize such that after the reorganization:

(a)	The Group 1 Assets and Liabilities shall be transferred to a corporation owned by ST Shareholder (“STco”).

(b)	If MID elects to sell any of the Magna corporate property in Aurora, Ontario on Magna Drive (South of Wellington) or in Oberwaltersdorf, Austria, STco shall have a right of first refusal to purchase from MID.

(c)	Each Class A Share in MID shall be converted into 1 common share of MID, each Class B share in MID held by Public Shareholders shall be converted into 1.2 common shares in MID and each Class B share in MID held by ST Shareholder shall be cancelled for no further consideration other than the Group 1 Assets and Liabilities. Following closing of the transaction (the “Closing”), MID shall have one class of outstanding shares, being common shares.

(d)	On the Closing, the adjustments specified in Section 3(d) below will be made to reflect an effective transfer date for the Group 1 Assets and Liabilities of January 1, 2011 (the “Interim Period”), provided that MID shall provide funding for the Group 1 Assets and Liabilities during the Interim Period. The Group 1 Assets will be operated as a separate business in the period between January 1, 2011 and the Closing.

3.	Upon Closing:

(a)	MID shall be restricted from engaging in or having an interest in, directly or indirectly, any business relating to horse racing or gaming.

(b)	The board of directors of MID shall be elected by the Public Shareholders of MID at the shareholder meeting called to approve the Plan of Arrangement and the nominees proposed for election in the management information circular shall be designated by the supporting Class A Shareholders and STco shall not vote at the meeting to elect the board of directors of MID;

(c)	MID shall reimburse the supporting Class A shareholders for all of their reasonable legal fees and advisory fees incurred and to be incurred in connection with the transaction and, in addition, MID shall reimburse supporting Class A shareholders for legal/advisory fees paid prior to the date hereof up to $1 million and MID shall reimburse ST Shareholder for all of its reasonable legal fees and advisory fees incurred in connection with the transaction up to $ 1 million; and

(d)	If the funding requirements (including for greater certainty any funding permitted pursuant to paragraph 4(e) below) of the Group 1 Assets and Liabilities during the Interim Period exceed on average US$4,000,000 per month, ST Shareholder shall reimburse MID for such excess.

4.	The principal closing conditions will include:

(a)	receipt of all regulatory approvals, including all stock exchange approvals and any required securities regulatory approvals;

(b)	receipt of all required MID shareholder approvals, including a majority of the minority of the Class A shareholders of MID and a majority of the minority of the Class B shareholders of MID;

(c)	if the transaction proceeds by plan of arrangement, court approval of the plan of arrangement;

(d)	no material adverse change in the affairs of MID;

(e)	MID will continue to operate in the ordinary course and will not purchase any gaming or horseracing assets which are unrelated to existing Group 1 Assets. For greater certainty, it is understood that MID may purchase existing joint venture assets and make capital expenditures relating to Group 1 Assets and any such funding shall be included in the funding calculated pursuant to paragraph 3(d) above.

(f)	reimbursements as contemplated in paragraphs 3(c) and (d) above.

(g)	accuracy of all MID disclosure documents in all material respects; and

(h)	the execution of definitive documentation relating to the transaction by January 31, 2011 and implementation of the transaction by June 30, 2011.

(i)	The target closing date is April 1, 2011.

5.	The supporting Class A shareholders agree to discontinue the currently contemplated litigation against MID, its shareholders and current and former officers and directors and provide appropriate releases to such parties, effective upon the implementation of the transaction.

6.	Parties will work to complete transaction in a manner that is tax-efficient for ST Shareholder provided that structure is not materially disadvantageous to MID or Public Shareholders.

EXHIBIT A

Working Capital as at October 31, 2010

	31-Oct-10
Current Assets
Cash and Cash Equivalents		$11,863,000
Restricted Cash		$7,678,000
Trade Accounts Receivable Net of Allowance for doubtful accounts		$19,593,000
Inventories		$5,766,000
Prepaid Expenses		$6,253,000

		$51,153,000

Current Liabilities
Accounts Payable		$18,363,000
Accrued Salaries and Wages		$5,119,000
Other Accrued Liabilities		$18,520,300
Income Tax Payable (receivable)	-$	223,000
Deferred Revenue		$1,396,000

		$43,175,300

Adjusted Working Capital		$7,977,700